SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated December 29, 2003

Commission File Number: 0-31376

MILLEA HOLDINGS, INC.

(Translation of Registrant’s name into English)
Otemachi First Square, 1-5-1 Otemachi, Chiyoda-ku
Tokyo 100-0004, Japan
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing
the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☒

SIGNATURES
Announcement of the Proposed Acquisition of Skandia Life Insurance Co. (Japan) Limited
Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2003
Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2003
Summary of Non-Consolidated Business Results of Tokio Marine under Japanese GAAP for the Six Months Ended September 30, 2003

Table of Documents Submitted

Item

1.	Announcement of the proposed acquisition of Skandia Life Insurance Co. (Japan) Limited, dated December 24, 2003.

2.	Summary of consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2003

3.	Summary of non-consolidated business results of Millea Holdings, Inc. under Japanese GAAP for the six months ended September 30, 2003

4.	Summary of non-consolidated business results of The Tokio Marine and Fire Insurance Company, Limited under Japanese GAAP for the six months ended September 30, 2003

FORWARD-LOOKING STATEMENTS
The information contained in this Form 6-K includes certain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our businesses and operations. These statements contain projections of results of operations or financial condition. These forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors. Important factors that might cause a material difference include, but are not limited to: general economic conditions in Japan or elsewhere; business conditions in the insurance industry in Japan or elsewhere; the regulatory environment, new legislation, competition with other insurance companies, changing technology and evolving insurance industry standards; changes in the composition of our subsidiaries’ financial instruments that are subject to market risk, including without limitation as a result of ordinary financing and investment decisions or as a result of changes in strategy or regulation; changes in the volatility of particular instruments or groups of instruments, including without limitation as a result of economic developments in Japan or elsewhere, or changing political conditions, or the increasing liquidity of international securities markets; deviations of the actual behavior of particular markets from those that are indicated by statistical models used by our subsidiaries, which of necessity rely on a number of assumptions and approximations; and deviations of actual loss experience from the results that might be indicated by statistical analysis. For a discussion of these and other factors which may have a material impact upon our financial condition, results of operation and liquidity, see “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our annual report on Form 20-F for the fiscal year ended March 31, 2003.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KABUSHIKI KAISHA MILLEA HOLDINGS (Millea Holdings, Inc.)

December 29, 2003	By:	/s/ Tetsuya Unno General Manager of Corporate Legal and Risk Management Department

Item 1
[English translation]
December 24, 2003

Millea Holdings, Inc. 5-1 Otemachi 1-chome, Chiyoda-ku, Tokyo (TSE Code: 8766)

Announcement of the Proposed Acquisition of
Skandia Life Insurance Co. (Japan) Limited

Millea Holdings, Inc. (“Millea Holdings”) and Skandia Insurance Company Ltd. (publ.) (“Skandia (Sweden)”) have been in discussions regarding the acquisition of Skandia Life Insurance Company (Japan) Limited (a wholly owned subsidiary of Skandia (Sweden), hereinafter referred to as “Skandia Japan”) and have reached an agreement as described below.

The Board of Directors of Millea Holdings today approved the proposed acquisition of all outstanding shares of Skandia Japan by Millea Holdings’ wholly owned subsidiary, The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”), subject to the approval of the Financial Services Agency.

Objective of the acquisition
We believe that the variable annuity business in Japan has significant growth potential. The acquisition would enable us to enter the variable annuity market rapidly by leveraging the expertise and existing infrastructure of Skandia Japan, an established leader in the variable annuity market. Millea Group intends to strengthen the variable annuity business aggressively through various measures, such as expanding sales through financial institutions.

Overview of the transaction

Target shares:	All outstanding shares of Skandia Japan
Seller:	Skandia (Sweden)
Buyer:	Tokio Marine
Price:	JPY 20 billion
Date of acquisition:	Around January / February 2004 (tentative)

Overview of Skandia Japan
(The following data is as of March 31, 2003)

Address:	Hiroo Plaza, 5-6-6 Hiroo, Shibuya-ku, Tokyo
Description of business:	Life insurance business
(Primary products: variable insurance and individual variable annuity)
Establishment:	August 1996
Total assets:	JPY 101.4 billion
(Separate account: JPY 94.9 billion)

Paid-in capital:	JPY 15 billion
Premium income:	JPY 161.7 billion (year on year change 487.9%)
Policies in force:	JPY 361.3 billion (year on year change 137.8%)
Individual insurance:	JPY 277.1 billion (year on year change 123.0%)
Individual annuity:	JPY 84.1 billion (year on year change 227.8%)
New policies:	JPY 131.5 billion (year on year change 131.1%)
Individual insurance:	JPY 71.0 billion (year on year change 94.5%)
Individual annuity:	JPY 60.4 billion (year on year change 240.7%)
Solvency margin ratio:	13,969.2%
Net income:	JPY -3.9 billion
Organization
Employees:	134
Agents:	840

Overview of Skandia (Sweden)

Location of headquarters:	Stockholm, Sweden
Description of business:	Global financial / insurance group (specializing in variable annuity / insurance)
Establishment:	January 12, 1855
Employees:	Approximately 6,200
Clients:	Approximately 3 million clients

Impact on Financial Results
We do not expect the acquisition to affect the forecast of business results announced on November 27, 2003.

We intend to announce information regarding the name and the organizational structure that Skandia Japan will adopt subsequent to the acquisition in due course.

For further information, please contact:

Millea Holdings, Inc. Corporate Planning Dept., Corporate Communications Group Masayuki Ito (Tel 03-6212-3341)

Item 2
[English translation]

November 27, 2003

Summary of Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2003

Company Name: Millea Holdings, Inc.

Securities Code Number: 8766

Stock Exchange Listings: Tokyo and Osaka

Head Office: Tokyo, Japan

Representative: Kunio Ishihara, President, Millea Holdings, Inc.

Contact:	Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3343

1. Consolidated Business Results for the Six Months ended September 30, 2003

(from April 1, 2003 to September 30, 2003)

(1) Consolidated Results of Operations

	(Yen in millions except per share data and percentages)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Ordinary income	1,383,265	1,417,981	2,929,011
(change from corresponding period of the previous year)	(2.4)%	—%	—%
Operating profit	100,215	127,198	100,872
(change from corresponding period of the previous year)	(21.2)%	—%	—%
Net income	59,537	83,247	56,616
(change from corresponding period of the previous year)	(28.5)%	—%	—%
Net income per common share — Basic (Yen)	32,331.22	44,977.68	30,588.58
Net income per common share — Diluted (Yen)	—	—	—

Notes:	1.	Investment income and expenses on equity method:
		For the six months ended September 30, 2003	(863)	million yen
		For the six months ended September 30, 2002	328	million yen
		For the year ended March 31, 2003	737	million yen
	2.	Average number of shares outstanding:
		For the six months ended September 30, 2003	1,841,478	shares
		For the six months ended September 30, 2002	1,850,852	shares
		For the year ended March 31, 2003	1,850,248	shares
	3.	Change in accounting method:	None
	4.	Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period

(2) Consolidated Financial Conditions

	(Yen in millions except per share data and percentages)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Total assets	10,372,419	9,835,655	9,945,809
Stockholders’ equity	2,019,322	1,927,753	1,804,933
Ratio of Stockholders’ equity to total assets	19.5	19.6	18.1
Stockholders’ equity per share (Yen)	1,109,026.87	1,041,542.08	976,079.67

Note:	Number of shares issued:
	At September 30, 2003	1,820,805 shares
	At September 30, 2002	1,850,864 shares
	At March 31, 2003	1,849,145 shares

(3) Consolidated Cash Flows

	(Yen in millions)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Cash flows from operating activities	206,577	137,745	443,205
Cash flows from investing activities	(21,259)	(93,350)	(680,493)
Cash flows from financing activities	12,188	(9,853)	16,344
Cash and cash equivalents at end	1,140,887	1,164,905	932,064

(4) Scope of Consolidation and Application of Equity Method

The number of consolidated subsidiaries:	16
The number of non-consolidated subsidiaries accounted for by the equity method:	None
The number of affiliates accounted for by the equity method:	1

(5) Change in the Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries. Newly included: 1 Excluded: 0 Companies accounted for by the equity method. Newly included: 0 Excluded: 0

2. Consolidated Business Forecast for the year ending March 31, 2004

(from April 1, 2003 to March 31, 2004)

	(Yen in millions)

Ordinary income	Ordinary profit	Net income

2,770,000	119,000	62,000

Net income per share forecasted for the year ending March 31, 2004:        34,050.85 Yen

Attachment

The Millea Group

     Millea Holdings, Inc. (Millea Holdings) was formed on April 2, 2002 as the holding company for The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine) and The Nichido Fire and Marine Insurance Company, Limited (Nichido Fire) in a statutory share transfer under Japanese law.

     The Millea Group’s businesses include its property and casualty business (including property and casualty business, property and casualty related businesses, financial service and asset management related business) and its life insurance business.

     Principal subsidiaries of Millea Holdings are as follows.

Millea Holdings, Inc. (Insurance holding company)

Property and casualty business

Property and casualty business

*The Tokio Marine and Fire Insurance Company, Limited

*The Nichido Fire and Marine Insurance Company, Limited

*Trans Pacific Insurance Company

*Tokio Marine Europe Insurance Limited

*Tokio Marine Global Re Limited

*The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

*The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

*Tokio Marine Brasil Seguradora S.A.

*Tokio Millennium Re Ltd.

#First Insurance Company of Hawaii, Ltd.

Financial service and asset management related businesses

*Nichido Investment (Luxembourg) S.A.

Other business

*Millea Asia Pte. Ltd.

Life insurance business

*Tokio Marine & Nichido Life Insurance Co., Ltd.

Other businesses

Securities investment advisory business and securities investment trusts business

*Tokio Marine Asset Management Co., Ltd.

Derivatives business

*Tokio Marine Financial Solutions Ltd.

Staffing business

*Tokio Marine & Nichido Career Service Co., Ltd.

*	Consolidated subsidiaries

#	Investment accounted for by the equity method

(Note) On October 1, 2003, The Tokio Marine Life Insurance Company, Limited and The Nichido Life Insurance Company, Limited merged and became Tokio Marine & Nichido Life Insurance Co., Ltd.

Management Policies

1. Group management policies

Millea Holdings aims to turn the Millea Group into a leading global insurance group. As a management policy, Millea Holdings aims to meet the “security and safety” needs of all of its customers by taking advantage of the strengths and characteristics of each of its subsidiaries.

2. Policy on profit distribution

When apportioning profits in respect of any given fiscal year, we expect to pay stable dividends on our common stock taking into consideration the Group’s performance and its expected future business environment, subject to having retained earnings and to providing sufficient capital to meet our business needs.

3. Policy on reduction in the size of minimum investment unit

We believe that there is currently no need to reduce the size of the minimum investment unit of Millea Holdings shares in light of their liquidity and from a cost-benefit point of view. However, taking into consideration the needs of investors, we intend to study further whether such reduction would be necessary in the future.

4. Management objectives

The Group intends to further increase earnings of the domestic P&C insurance business and to expand the life insurance, overseas insurance and asset management businesses, thereby seeking to improve profitability and growth potential in a stable and continuous manner. The group aims to achieve an ROE level of around 6%, and adjusted earnings of approximately 160 billion yen by FY2005.

(Note) The above target ROE and earnings are based on “adjusted earnings”, which are calculated by the following method.

- Adjusted ROE = Adjusted earnings / Adjusted capital

- Adjusted Earnings
(a)	P&C insurance business
Adjusted earnings = Net income + Provision for extraordinary reserves + Provision for reserves for price fluctuation — Gains (losses) from assets under asset liability management — Gains (losses) from stocks and properties — Other extraordinary items
(b)	Life insurance business
Adjusted earnings = Increase in embedded value (sum of value of in-force business and shareholder equity of a life insurance company)
(c)	Overseas insurance business and other businesses
Net income as shown in financial statements

- Adjusted Capital
(a)	P&C insurance business
Adjusted capital = Capital + Extraordinary reserves (net of tax) + Reserves for price fluctuation (net of tax) — Increase (decrease) in capital from asset liability management
(b)	Life insurance business
Adjusted capital = Embedded value
(c)	Overseas insurance business and other businesses

Capital as shown in financial statements

5. Mid- to long-term business strategies

The Group aims to meet the “security and safety” needs of all of its customers. While continuing to enhance the strengths and special characteristics of each Group company, we plan to continue to take on new challenges to increase earnings from our core insurance businesses and to expand our operations into new areas that we believe offer significant growth potential and profitability. We will also seek to optimize the allocation of our management resources throughout the Group in order to build the optimum business portfolio that delivers strong profitability, growth potential and high capital efficiency. By pursuing the above, we aim to maximize the corporate value of the entire Group.

(1) Enhance earnings from the core businesses
The Group will work to generate greater earnings from its core domestic P&C and life insurance businesses. In particular, in our domestic P&C insurance business, we intend to pursue the synergies and greater efficiency offered by the merger of Tokio Marine and Nichido Fire. We will endeavor to develop new products and consolidate our sales networks. With these measures, we intend to further bolster competitiveness and improve our earnings.

Specifically, we plan to integrate products, administrative processes, systems and other infrastructure as well as to integrate corporate functions, sales offices and claims offices, thereby seeking further improvement in management efficiency. At the same time, we aim to ensure mid- to long-term growth by developing new products, and by enhancing our risk consultation services. We will also aim to achieve greater efficiency by developing new business models for our sales activities and by expanding our agencies.

The Group management strategy also focuses on the expansion of the domestic life insurance business. We intend to strengthen the earnings potential and further promote the development of this business.

(2) Expand business domains
The Group will endeavor to transform its current earnings structure, centered on its domestic P&C insurance business, to secure new sources of revenues and to diversify business risks.

While aggressively promoting the expansion of the domestic life insurance business, we will also seek to develop other businesses that can generate strong synergies with both our domestic P&C and life insurance businesses. These businesses will include the overseas insurance business, the asset management business and health care and senior citizen-related businesses.

(3) Improve capital efficiency
We closely monitor and manage our capital and risk through the integrated risk management system. In addition, we introduced a capital allocation system to reallocate capital to businesses with high profitability, thereby aiming to improve the Group’s capital efficiency. We intend to invest surplus capital in sustainable new businesses with high profitability and growth potential. We intend to use excess surplus capital for measures that improve capital efficiency, including share buy backs.

Through the above initiatives, we aim to build an optimum business portfolio, which will enable us to seek continuous growth of profit and improvement in ROE. We aim to enhance the corporate value of the Group and become a leading insurance group not only in Japan, but also in the global market.

Business results and financial condition

1. Business results

(1) Consolidated results of operations for the six months ended September 30, 2003

During the six months ended September 30, 2003, elements of concern such as sluggish consumer spending persisted in the Japanese economy and no clear signs of recovery were seen; nevertheless, there were several elements of improvement, including a favorable turn of the export environment and an increase in capital investment.

Under these challenging conditions, despite our efforts to improve performance centered on the P&C and life insurance businesses, our operating results for the six months ended September 30, 2003 were as follows:

Compared to the six months ended September 30, 2002, ordinary income decreased by 34.7 billion yen to 1,383.2 billion yen, the main components of which were 1,293.9 billion yen in underwriting income and 75.4 billion yen in investment income.

Compared to the six months ended September 30, 2002, ordinary expenses decreased by 7.7 billion yen to 1,283.0 billion yen, which mainly comprised of underwriting expenses of 1,083.6 billion yen, investment expenses of 9.3 billion yen, and underwriting and general administrative expenses of 1,283.0 billion yen.

As a result, ordinary profit decreased by 26.9 billion yen to 100.2 billion yen. Net income, comprising ordinary profit plus extraordinary profit minus extraordinary losses, income taxes and deferred income taxes decreased by 23.7 billion yen to 59.5 billion yen.

The results from our principal business segments were as follows:

In the P&C insurance business, while there was an increase in net premiums written due partly to the effects of the abolition of government reinsurance for Compulsory Automobile Liability Insurance, such increase was offset by a decrease in returns on disposals of securities, which had been comparatively high in the six months ended September 30, 2002 as a result of gains realized in connection with contributions of securities made to an exchange traded fund, resulting in a 68.7 billion yen decrease in ordinary income to 1,201.1 billion yen.

On the other hand, ordinary expenses fell 41.6 billion yen to 1,103.1 billion yen due partly to a decrease in the valuation losses of securities. As a result, ordinary profits decreased 27 billion yen to 97.9 billion yen.

In the life insurance business, there was a 24 billion yen increase in ordinary income to 181.4 billion yen due mainly to increased life insurance premiums, but ordinary expenses increased 24 billion yen to 179.4 billion yen owing partly to an increase in the amount set aside for liability reserves. As a result, ordinary profit was 1.9 billion yen, unchanged from the previous term.

(2) Consolidated business forecast for the fiscal year ending March 31, 2004

Our consolidated business forecast for the fiscal year ending March 31, 2004 is 2,770.0 billion yen in ordinary income, 119.0 billion yen in ordinary profit and 62.0 billion yen in net income.

Our forecast is primarily based on the following assumptions.

- With regard to net premiums written, the forecast is based on our own projection taking into consideration the results for the six months ended September 30, 2003 and of previous years, and also reflecting the impact of revisions to Compulsory Automobile Liability Insurance regulations.

- With regard to net claims paid, we anticipate payment of natural disaster-related claims in the amount of 18.0 billion yen for Tokio Marine and 3.0 billion yen for Nichido Fire, taking into consideration the results for the six months ended September 30, 2003 and of previous years.

- With regard to interest rates, exchange rates and equity market conditions, we assume there will not be significant change from market rates and conditions as of September 30, 2003.

2. Financial condition

As of September 30, 2003, consolidated total assets were 10,372.4 billion yen. This represents an increase of 426.6 billion yen due partly to an increase in unrealized gains in securities resulting from rising equity prices.

Cash flows for the six months ended September 30, 2003 were as follows. Net cash provided by operating activities was 206.5 billion yen, an increase of 68.8 billion yen compared to the six months ended September 30, 2002, due mainly to an increase in net premiums written and life insurance premiums. Net cash used in investing activities increased 72 billion yen to 21.2 billion yen mainly as a result of decreased acquisition of securities. Due largely to the issuance of corporate bonds and bond lending, net cash flow in financing activities increased 22 billion yen to provide income of 12.1 billion yen.

As a result, the balance of cash and cash equivalents at the end of the term stood at 1,140.8 billion yen, a 208.8 billion yen increase compared to the six months ended September 30, 2002.

The equity ratios and market-value basis equity ratios are shown below.

	(%)

	Six months ended	Six months ended	Fiscal year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Equity ratios	19.5	19.6	18.1
Market-value basis equity ratios	22.1	18.4	13.7

Note 1. The “equity ratio” is defined by “stockholders’ equity”/“total assets” × 100.

Note 2. The “market-value basis equity ratio” is defined by “market capitalization”/“total assets” × 100.
Note 3. As the Group’s main business is insurance, the following items are not stated: “interest coverage ratio” and “term of debt retirement.”

Consolidated premiums and claims paid by line for the six months ended September 30, 2003

Net premiums written

				(Yen in millions, %)

	For the six months ended		For the six months ended		% of net
	September 30, 2003		September 30, 2002		change

	Amount		Amount
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)

Fire and allied lines	121,960	12.7	121,881	13.2	0.1
Hull and cargo	33,376	3.5	30,944	3.4	7.9
Personal accident	84,063	8.7	83,672	9.1	0.5
Voluntary automobile	440,569	45.8	449,645	48.7	(2.0)
Compulsory automobile liability	168,630	17.5	116,457	12.6	44.8
Other	112,745	11.7	119,928	13.0	(6.0)

Total	961,346	100.0	922,529	100.0	4.2

Net claims paid

				(Yen in millions, %)

	For the six months ended		For the six months ended		% of net
	September 30, 2003		September 30, 2002		change

	Amount		Amount
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)

Fire and allied lines	40,320	8.7	40,541	9.1	(0.5)
Hull and cargo	21,615	4.7	14,510	3.3	49.0
Personal accident	33,219	7.2	34,532	7.8	(3.8)
Voluntary automobile	246,121	53.2	245,355	55.3	0.3
Compulsory automobile liability	62,573	13.5	49,315	11.1	26.9
Other	59,153	12.8	59,163	13.3	(0)

Total	463,003	100.0	443,419	100.0	4.4

Direct premiums written including deposit premiums from policyholders

				(Yen in millions, %)

	For the six months ended		For the six months ended		% of net
	September 30, 2003		September 30, 2002		change

	Amount		Amount
	(A)	Ratio	(B)	Ratio	((A)-(B))/(B)

Fire and allied lines	162,826	14.7	164,734	14.8	(1.2)
Hull and cargo	37,221	3.4	33,446	3.0	11.3
Personal accident	188,674	17.0	181,169	16.3	4.1
Voluntary automobile	446,421	40.2	456,895	41.0	(2.3)
Compulsory automobile liability	155,551	14.0	155,412	13.9	0.1
Other	119,033	10.7	122,593	11.0	(2.9)

Total	1,109,728	100.0	1,114,252	100.0	(0.4)
Deposit premiums from policyholders	132,903	12.0	129,749	11.6	2.4

Note 1. Numbers are after elimination of inter-segment transactions. The numbers before elimination of inter-segment transactions are as follows. For the six months ended September 30, 2003; net premiums written 961,363 million yen, net claims paid 463,003 million yen, direct premiums written 1,109,745 million yen. For the six months ended September 30, 2002; net premiums written 922,537 million yen, net claims paid 443,419 million yen, direct premiums written 1,114,261 million yen.

Note 2. “Direct premiums written including deposit premiums from policyholders” are direct premiums after deduction of cancellation return and other return. (includes deposit premiums from policyholders)

Consolidated Interim Financial Statements

Consolidated Interim Balance Sheet

				(Yen in millions except percentages)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		%		%		%
Assets
Cash, deposits and savings	687,558	6.63	693,305	7.05	503,339	5.06
Call loans	548,100	5.28	526,400	5.35	440,093	4.42
Guarantee deposits for bond loan transaction	6,226	0.06	—	—	61,837	0.62
Monetary receivables bought	77,751	0.75	83,535	0.85	86,028	0.86
Money trust	55,963	0.54	73,003	0.74	73,786	0.74
Securities	7,203,051	69.44	6,461,530	65.69	6,810,742	68.48
Loans	680,099	6.56	755,450	7.68	705,551	7.09
Property and equipment	372,388	3.59	385,220	3.92	373,068	3.75
Other assets	748,593	7.22	859,460	8.74	809,571	8.14
Deferred tax assets	22,355	0.22	27,496	0.28	108,296	1.09
Customers’ liabilities under acceptances and guarantees	14,637	0.14	25,543	0.26	20,408	0.21
Reserve for bad debts	(44,287)	(0.43)	(55,292)	(0.56)	(46,914)	(0.47)

Total assets	10,372,419	100.00	9,835,655	100.00	9,945,809	100.00

Liabilities
Underwriting funds	6,828,979	65.84	6,394,206	65.01	6,609,234	66.45
Outstanding claims	701,766		685,930		701,685
Underwriting reserves	6,127,213		5,708,276		5,907,548
Bonds issued	191,009	1.84	135,000	1.37	172,225	1.73
Other liabilities	856,386	8.26	922,133	9.38	912,261	9.17
Reserve for retirement benefits	187,039	1.80	192,033	1.95	188,951	1.90
Reserve for employees’ bonuses	23,651	0.23	22,459	0.23	19,603	0.20
Reserve under the special law	59,411	0.57	45,413	0.46	52,574	0.53
Reserve for price fluctuation	59,411		45,413		52,574
Deferred tax liabilities	33,814	0.33	5,049	0.05	3,364	0.03
Consolidated adjustment account	156,187	1.51	164,218	1.67	160,407	1.61
Acceptances and guarantees	14,637	0.14	25,543	0.26	20,408	0.21

Total liabilities	8,351,117	80.51	7,906,058	80.38	8,139,031	81.83

Minority interest	1,979	0.02	1,843	0.02	1,844	0.02

Stockholders’ equity
Common stock	150,000	1.45	150,000	1.53	150,000	1.51
Additional paid-in capital	306,363	2.95	306,624	3.12	306,624	3.08
Retained earnings	820,225	7.91	805,043	8.18	776,909	7.81
Unrealized gains on investments, net of taxes	796,349	7.68	685,265	6.97	592,420	5.96
Foreign currency translation adjustments	(12,582)	(0.12)	(13,060)	(0.13)	(13,358)	(0.13)
Treasury stock	(41,033)	(0.40)	(6,118)	(0.06)	(7,662)	(0.08)
Total stockholders’ equity	2,019,322	19.47	1,927,753	19.60	1,804,933	18.15

Total liabilities, minority interest and stockholders’ equity	10,372,419	100.00	9,835,655	100.00	9,945,809	100.00

Consolidated Interim Statement of Income

				(Yen in millions except percentages)

	For the six months ended		For the six months ended		For the six months ended
	September 30, 2003		September 30, 2002		September 30, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

Ordinary income and expenses
Ordinary income	1,383,265	100.00	1,417,981	100.00	2,929,011	100.00
Underwriting income	1,293,914	93.54	1,218,472	85.93	2,644,240	90.28
Net premiums written	961,346		922,529		1,896,639
Deposit premiums from policyholders	132,903		129,749		272,000
Investment income on deposit premiums from policyholders	34,317		35,585		69,631
Life insurance premiums	164,020		130,453		404,650
Reversal of reserve for outstanding claims	985		—		—
Investment income	75,418	5.45	181,026	12.77	249,124	8.51
Interest and dividends received	71,584		80,194		155,522
Profit on investment in money trusts	739		474		494
Profit on sales of securities	24,462		116,063		123,414
Profit on redemption of securities	1,496		3,939		7,411
Profit on derivative transactions	10,578		14,134		28,977
Transfer of investment income on deposit premiums	(34,317)		(35,585)		(69,631)
Other ordinary income	13,932	1.01	18,481	1.30	35,646	1.22
Amortization of goodwill	4,220		4,210		8,421
Investment income under the equity method	—		328		737
Ordinary expenses	1,283,049	92.76	1,290,782	91.03	2,828,138	96.56
Underwriting expenses	1,083,658	78.34	1,055,291	74.42	2,307,659	78.79
Net claims paid	463,003		443,419		927,341
Loss adjustment expenses	39,730		38,340		74,768
Agency commissions and brokerage	165,402		167,038		336,037
Maturity refunds to policyholders	177,782		213,955		544,648
Dividends to policyholders	36		41		69
Life insurance claims	13,840		12,100		26,140
Provision for outstanding claims	—		21,331		37,106
Provision for underwriting reserves	220,745		155,991		356,988
Investment expenses	9,346	0.68	45,422	3.20	142,491	4.86
Loss on investment in money trusts	2,412		1,662		2,993
Loss on trading securities	306		12		160
Loss on sales of securities	4,081		6,807		31,923
Loss on revaluation of securities	1,503		34,118		106,879
Loss on redemption of securities	16		148		188
Underwriting and general administrative expenses	186,713	13.50	186,842	13.18	371,285	12.68
Other ordinary expenses	3,330	0.24	3,225	0.23	6,702	0.23
Interest paid	1,269		1,774		4,023
Loss on bad debts	0		24		70
Investment loss under equity method	863		—		—
Amortization of deferred assets under Article 133 of Insurance Business Law	—		96		192

Ordinary profit	100,215	7.24	127,198	8.97	100,872	3.44

Extraordinary gains and losses
Extraordinary gains	723	0.05	6,340	0.45	7,114	0.24
Profit on sales of properties	723		6,340		7,114
Extraordinary losses	13,428	0.97	8,324	0.59	28,475	0.97
Loss on sales of properties	569		665		9,065
Provision for reserve under the special law	6,837		6,809		13,970
Provision for reserve for price fluctuation	6,837		6,809		13,970
Extra write-off against profit on sales of properties	0		0		0
Integration costs	—		—		4,659
Merger related costs	1,654		—		—
Loss on revaluation of stock of subsidiaries	4,275		—		—
Other extraordinary losses	90		849		778

Income before income taxes	87,511	6.33	125,214	8.83	79,511	2.71
Income taxes — current	26,100	1.89	82,837	5.84	92,384	3.15
Income taxes — deferred	1,789	0.13	(40,940)	(2.89)	(69,661)	(2.38)
Minority interest	84	0.01	70	0.00	172	0.01

Net income	59,537	4.30	83,247	5.87	56,616	1.93

Consolidated Interim Statement of Additional Paid-in Capital and Retained Earnings

			(Yen in millions)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2003	September 30, 2002	March 30, 2003

Additional paid-in capital:
Additional paid-in capital at beginning of period	306,624	38,782	38,782
Increase in Additional paid-in capital	—	267,841	267,841
Increase due to share transfer	—	266,210	266,210
Profit on sales of treasury stocks	—	1,630	1,630
Decrease in Additional paid-in capital	260	—	—
Loss on sales of treasury stocks	260	—	—
Additional paid-in capital at end of period	306,363	306,624	306,624

Retained earnings:
Retained earnings at beginning of period	776,909	738,446	738,446
Increase in Retained earnings	61,827	83,247	56,616
Net income	59,537	83,247	56,616
Increase in connection with newly consolidated subsidiaries	413	—	—
Increase in connection with merger of subsidiaries	5	—	—
Other increases	1,870	—	—
Decrease in Retained earnings	18,511	16,650	18,153
Dividends	18,491	16,381	16,381
Directors’ bonuses	20	120	120
Decrease in connection with newly consolidated subsidiaries	—	—	942
Other decreases	—	148	708
Retained earnings at end of period	820,225	805,043	776,909

Notes:	1.	All of directors’ bonuses are for directors.

	2.	Other decreases relate to revaluation of assets in accordance with accounting standard of the foreign countries where consolidated subsidiaries or equity method-applied affiliates are located.

Consolidated Interim Statement of Cash Flows

			(Yen in millions)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2003	September 30, 2002	September 30, 2002

I. Cash flows from operating activities:
Income before income taxes	87,511	125,214	79,511
Depreciation	8,701	9,424	18,921
Amortization of goodwill	(4,220)	(4,210)	(8,421)
Increase (decrease) in outstanding claims	(984)	21,406	37,220
Increase (decrease) in underwriting reserves	219,214	154,485	354,136
Increase (decrease) in reserve for bad debts	(2,671)	(7,205)	(15,727)
Increase in reserve for retirement benefits	(1,955)	(6,250)	(9,398)
Increase in reserve for employees’ bonuses	4,021	4,449	1,527
Increase in reserve for price fluctuation	6,837	6,809	13,970
Interest and dividend income	(71,584)	(80,194)	(155,522)
Net (profit) loss on investment securities	(16,653)	(78,916)	8,314
Interest expenses	1,269	1,774	4,023
Gain (loss) on foreign exchange	399	356	566
Loss (profit) related to properties	(63)	(5,112)	2,152
Investment income (loss) under the equity method	863	(328)	(737)
Increase in other assets	51,577	(57,168)	(9,410)
(other than investing and financing activities)
Increase in other liabilities	(92,434)	28,235	53,576
(other than investing and financing activities)
Others	2,203	1,780	8,549
Sub-total	192,031	114,548	383,254
Interest and dividends received	88,404	90,888	175,393
Interest paid	(1,475)	(1,061)	(2,508)
Income taxes (paid) refunded	(72,382)	(66,629)	(112,933)

Net cash provided by operating activities	206,577	137,745	443,205

II. Cash flows from investing activities:
Net decrease in deposit and savings	(650)	4,227	5,605
Purchases of monetary receivables bought	(7,866)	(7,386)	(32,979)
Proceeds from sales and redemption of monetary receivables bought	16,953	33,059	55,816
Increase in money trusts	(3,618)	(5,500)	(10,050)
Decrease in money trusts	21,055	32,941	35,605
Purchases of investment securities	(897,529)	(1,252,912)	(2,475,069)
Proceeds from sales and redemption of securities	821,373	995,245	1,578,920
Loans made	(93,888)	(102,458)	(206,174)
Proceeds from collection of loans receivable	120,330	184,188	331,555
Increase in cash received under securities lending transactions	9,610	23,736	39,740
Others	(122)	(42)	(534)
Subtotal (II(a))	(14,354)	(94,900)	(677,562)
Subtotal (I + II(a))	192,222	42,845	(234,356)
Purchases of property and equipment	(8,747)	(5,934)	(15,707)
Proceeds from sales of property and equipment	1,842	7,484	12,776

Net cash provided by (used in) investing activities	(21,259)	(93,350)	(680,493)

III. Cash flows from financing activities:
Proceeds from borrowing	3,320	—	592
Payments of borrowing	(2,023)	—	(20)
Proceeds from issuance of bond	26,596	—	45,695
Redemption of bond	(7,869)	—	(14,325)
Increase in the deposits received for bond loan transaction	42,484	—	—
Acquisition of the Company’s own shares	(33,780)	6,686	5,141
Dividends paid	(18,459)	(16,380)	(16,396)
Dividends paid by subsidiaries to minority shareholders	(34)	(146)	(146)
Payments related to acquisition by subsidiaries of their own shares	—	—	4,196
Other	1,955	(11)	—

Net cash provided by financing activities	12,188	(9,853)	16,344

IV. Effect of exchange rate changes on cash and cash equivalents	948	(7,748)	(8,860)

V. Net increase (decrease) in cash and cash equivalents	198,455	26,794	(229,803)
VI. Cash and cash equivalents at beginning of period	932,064	962,369	962,369

VII. Net increase in cash and cash equivalents due to inclusion of a subsidiary in scope of consolidation	—	175,741	175,741
VIII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	9,923	—	23,756
IX. Net increase in cash and cash equivalents due to merger of subsidiaries	444	—	—
X. Cash and cash equivalents at end of period	1,140,887	1,164,905	932,064

Basis of Presentation and Significant Accounting Policies

1.	Scope of consolidation

(1)  Number of consolidated subsidiaries — 16 companies

(Name of companies)

The Tokio Marine and Fire Insurance Company, Limited (“Tokio Marine”)

The Nichido Fire and Marine Insurance Company, Limited (“Nichido Fire”)

The Tokio Marine Life Insurance Company, Limited (“Tokio Marine Life”)

The Nichido Life Insurance Company, Limited (“Nichido Life”)

Tokio Marine & Nichido Career Service Co., Ltd.

Tokio Marine Asset Management Company, Limited

Millea Asia Pte. Ltd.

Trans Pacific Insurance Company

Tokio Marine Europe Insurance Limited

Tokio Marine Global Re Limited

The Tokio Marine and Fire Insurance Company (Singapore) Pte. Limited

The Tokio Marine and Fire Insurance Company (Hong Kong) Limited

Tokio Marine Brasil Seguradora S.A.

Tokio Millennium Re Ltd.

Nichido Investment (Luxembourg) S.A.

Tokio Marine Financial Solutions Ltd.

Millea Asia Pte. Ltd., has become an increasingly important company and is being included within the scope of the Group’s consolidated companies from this term. As of July 1, 2003, Tokio Marine Career Service, a consolidated company, merged with the non-consolidated companies, Tokai Business Service, FLORA Staff, and Nichido Fire Career Service to form Tokio Marine & Nichido Career Service Co., Ltd.

(2) Major non-consolidated subsidiaries

The Tokio Marine Claims Research Co., Ltd. and European Nichido Insurance Company Limited are the major non-consolidated subsidiaries. Each non-consolidated subsidiary is considered insignificant in respect of its total assets, sales, net profit and loss for the period, and retained earnings. Accordingly, non-consolidated subsidiaries are not considered material to prevent reasonable judgement as to financial position and operating results. For this reason, these companies are excluded from the scope of consolidation.

2.	Application of the equity method

(1)  Number of affiliates applying the equity method – 1 company

(Name of the company)

First Insurance Company of Hawaii, Ltd.

(2)  As for the non-consolidated subsidiaries (The Tokio Marine Claims Research Co., Ltd., European Nichido Insurance Company Limited, etc.) and affiliates (Tokio Marine Malayan Insurance Co., Inc. etc.), the equity method is not applied since each of the companies does not have significant effect on the consolidated net income for the six months and retained earnings. They are also not considered material as a whole.

(3)  Consolidated domestic property and casualty insurance subsidiaries own 26.9% of the Japan Earthquake Reinsurance Co., Ltd. The Company does not include the Japan Earthquake Reinsurance Co., Ltd. in its scope of application of the equity method since the Company considers that it does not have a significant controlling interest over the Japan Earthquake Reinsurance Co., Ltd. due to its communal business characteristics.

(4)  With regard to the companies accounted for by the equity method, financial statements as of each company’s interim balance sheet date, which could differ from the six-months end for consolidated financial statements, are used for the consolidated interim financial statements.

3.	Closing date of consolidated subsidiaries

For one consolidated domestic subsidiary and ten consolidated foreign subsidiaries, the end of the period of six months is June 30. Since the difference in the end of the six months period does not exceed three months, financial statements of the subsidiaries as of the six months end are used in preparing the consolidated interim financial statements. As for major transactions occurring during the intervening period, necessary adjustments are made upon consolidation.

4.	Accounting policies

(1)  Valuation of securities

a.     Securities for the purpose of sale are accounted for by the mark-to-market method, and costs of securities sold are determined based on the moving-average method.

b.     Held-to-maturity debt securities are stated at amortized cost (straight-line method) determined by the moving-average method.

c.     Securities other than trading securities, held-to-maturity debt securities and investments in subsidiaries and affiliates (hereinafter referred to as “other securities”) with market value are stated at quoted price as of the end of the six months. Unrealized gains/losses on the securities are included in stockholders’ equity, net of income taxes, and costs of securities sold are determined based on the moving-average method.

d.     “Other securities” with no market value are stated at cost or amortized cost (under straight-line method) determined by the moving-average method.

e.     Investments in non-consolidated subsidiaries and affiliates to which the equity method is not applied are stated at cost determined by the moving-average method.

e.     The valuation of the securities held in individually managed money trusts which are mainly invested in securities for trading are accounted for by the mark-to-market method.

(2)  Valuation of derivative financial instruments

Derivative financial instruments are accounted for by the mark-to-market method.

(3)  Depreciation of property and equipment

Depreciation of property and equipment owned by Millea Holdings and its consolidated domestic insurance subsidiaries is computed by the declining balance method. However, depreciation of the buildings (excluding auxiliary facilities attached to buildings, etc.) which were acquired on or after April 1, 1998 is calculated by the straight-line method.

(4)  Reserves

a.     Reserve for bad debts

In order to provide for losses from bad debts, reserve for bad debts is accounted for pursuant to the rules of asset self-assessment and rules of asset write off and allowance by consolidated domestic insurance subsidiaries as follows:

For claims to a debtor who is in formal bankruptcy or any other bankruptcy related proceedings such as a stay order from a clearing house, and for receivables from an insolvent debtor who is not involved in such formal proceedings, the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantee is reserved.

For claims to a debtor who is likely to be insolvent in the near future, the amount which is considered necessary taking into account the debtor’s overall situation, within the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantees, is reserved.

For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on loss experience in certain previous periods, is reserved.

For overseas claims, a reserve for specified overseas claims is provided considering possible losses arising from political or economic turmoil in foreign countries.

All claims are assessed by the asset management departments in accordance with the rules for asset self-assessment and then audited by the asset auditing departments, which are independent from these asset management departments. Reserves for bad debts mentioned above is computed based on the results of this assessment.

b.     Reserve for retirement benefits

For consolidated domestic subsidiaries, the reserve for retirement benefits is stated at the amount accrued at the end of the six months, based on projected benefit obligation and the estimated pension funds at the end of the current fiscal year.

Prior service costs are accounted for as expenses at the time of occurrence using the straight-line method over a certain length of years (15 years) within the average remaining employment period of employees.

Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain length of years (10 to 15 years) within the average remaining employment period of employees.

c.     Reserve for employees’ bonuses

In order to prepare for employee bonus payments, Millea Holdings and its consolidated domestic subsidiaries accrue for reserve for employees’ bonuses based on the estimated amount of payment.

d.     Reserve for price fluctuation

Consolidated domestic insurance subsidiaries provide reserves under Article 115 of the Insurance Business Law in order to provide for possible losses arising from price fluctuation of stock etc.

(5)  Consumption tax

For Millea Holdings and its consolidated domestic subsidiaries, consumption tax is accounted for by the tax-segregated method, except for loss adjustment expenses and underwriting and general administrative expenses of consolidated domestic insurance subsidiaries, which are accounted for by including tax method.

The undeductible consumption tax in respect of assets is included in Other assets (the suspense payments) and amortized evenly over five years.

(6)  Lease transactions

For Millea Holdings and its consolidated domestic subsidiaries, finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary operating lease transactions.

(7)  Hedge accounting

To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine and Tokio Marine Life engage in asset liability management (“ALM”) that controls the risks by evaluating and analyzing financial assets and insurance liabilities simultaneously.

Interest rate swap transactions that are used by Tokio Marine and Tokio Marine Life to manage the risks had been accounted for by the deferral method and hedge effectiveness is evaluated based on bulletin No.26 “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public

Accountants, September 3, 2002).”

Hedge effectiveness is evaluated by verifying the interest rate conditions influencing calculation of a logical price for both the hedged instruments and the hedging tools. Prior to application of Bulletin No. 26, deferred gains on hedging activities based on the Industry-by-Industry Auditing Committee’s Bulletin No. 16 “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry” – which was issued by the Japanese Institute of Certified Public Accountants on March 31, 2000 – are accounted for in accordance with the transitional measures in Bulletin no. 26. That is, deferred hedge profits are allocated to profits or losses using the straight-line method as at the end of March 2003 over the remaining period until hedge tools mature (1-17 years) in the case of Tokio Marine and Fire Insurance Company Limited and as at the end of March 2002 over the remaining period until hedge tools mature (6-10 years) in the case of The Tokio Marine Life Insurance Company Ltd. Deferred hedge gains under this transitional treatment at the end of the six months amounted to 145,834 million yen and the amount of gains amortized for the six months was 12,652 million yen.

Tokio Marine applies deferred hedge accounting to interest rate swap transactions which are used to control interest rate risk of bonds issued, while Tokio Marine Life applies the deferred hedge accounting to interest rate swap transactions at used to mitigate price fluctuation risks of bonds. Hedge effectiveness is evaluated by comparative analysis of change in market value of the hedging instruments and the related hedged items.

(8)  Accounting for tax expenses

Income taxes-current and Income taxes-deferred for the six months ended September 30, 2003 for consolidated domestic insurance subsidiaries are calculated assuming additions to or deductions from the surplus reserve for contraction of fixed assets at year-end.

(9)  Accounting standard for overseas subsidiaries

The accounting standards applied to overseas subsidiaries are based on those in the countries where each consolidated subsidiary exists.

5.     Scope of cash and cash equivalents for consolidated interim statement of cash flows

Cash and cash equivalents for the consolidated interim statements of cash flows consist of short-term investments, such as cash, demand deposits and time deposits whose period from deposit to the maturity or redemption date is within 3 months.

Additional information

In the interim balance sheet for the previous period ended September 30, 2002, “Bond lending transaction payment guarantees” was included in “Other assets”; due to amendments to the Insurance Law Enforcement Regulations, however, the format of the consolidated balance sheet changed from the previous financial year and the account appears following “Call loans.”

Notes

Notes to consolidated interim balance sheet

1.     Accumulated depreciation of property and equipment amounts to 308,398 million yen and accumulated advanced depreciation deduction adjustment of properties is 26,279 million yen.

For the six months ended September 30, 2003, the amount of reduction entry deducted from the value for movable and immovable property acquisitions after payment of insurance monies was 0 million yen.

2.     Total amount of loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, and restructured loans is 64,997 million yen. The breakdown is as follows:

(1)	The amount of loans to borrowers in bankruptcy is 13,442 million yen. Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance of the Corporation Tax Law.

(2)	The amount of past due loans is 43,446 million yen. Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy or loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

(3)	The amount of loans contractually past due for 3 months or more is 158 million yen. Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

(4)	The amount of restructured loans is 7,950 million yen. Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

3.     The value of security pledged assets stood at 335,576 million yen in securities and 1,158 million yen in saving deposit. Collateralized debt obligations are held to the value of 1,107 million yen in reserve fund for payment, 20,143 million yen in liability reserve, and 348 million yen in other debts.

4.     Securities received for the loan transaction with cash collateral amounted to 6,220 million yen at its market value.

5.     Gains or losses on hedge instruments are netted and included in “Other liabilities”. The amount of gross gains and losses on deferred hedge are 212,586 million yen and 103,454 million yen, respectively.

6.     Loaned securities of 238,799 million yen are included in Securities.

7.     Loan commitments unused amounted as follows;

(Yen in millions)
Total loan commitments	13,350
Balance of loans in force	3,998

Loan commitments unused	9,351

Notes to consolidated interim statement of income

1.     Major components of business expenses

(Yen in millions)
Agency commissions	156,368
Salaries	63,400

Business expenses consist of Underwriting and general administrative expenses, Loss adjustment expenses and Agency commissions and brokerage, as shown in the consolidated interim statement of income.

Notes to consolidated interim statement of cash flows

1.     Reconciliation of cash and cash equivalents to the amounts disclosed in the consolidated interim balance sheet is as follows:

(At September 30, 2003, Yen in millions)

Cash, deposits and savings	687,558
Call loans	548,100
Monetary receivables bought	77,751
Securities	7,203,051
Time deposits with initial term over three months to maturity	(110,087)
Monetary receivables bought not included in cash equivalents	(72,498)
Securities not included in cash equivalents	(7,192,988)

Cash and cash equivalents	1,140,887

2.     Cash flows from investing activities include cash flows arising from investment activities relating to the insurance business.

Segment Information

1. Segment information by lines of business

(From April 1, 2003 to September 30, 2003)

	(Yen in millions)
	Property and
	casualty	Life	Others	Total	Elimination	Consolidated

Ordinary income
(1) Ordinary income from transactions with external customers	1,194,345	181,338	7,621	1,383,306	(40)	1,383,265
(2) Ordinary income arising from internal segment transactions	6,803	70	5,994	12,869	(12869)	0
Total ordinary income	1,201,149	181,409	13,616	1,396,175	(12909)	1,383,265
Ordinary expenses	1,103,195	179,471	12,689	1,295,357	(12307)	1,283,049
Ordinary profit/loss	97,953	1,938	926	100,818	(602)	100,215

Notes:
1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries
2.	Major operations of each segment are as follows;
	Property and casualty	: Underwriting property and casualty insurance and related investment activities
	Life	: underwriting life insurance and related investment activities
	Others	: Securities investment advisory, securities investment trusts business, derivatives business and staffing business
3.	Major component of the “Elimination” set for “Ordinary income from transactions with external customers” is for the reclassification of Provision for bad debts of 29 million yen which is included in ordinary income of life insurance segment

(From April 1, 2002 to September 30, 2002)

	(Yen in millions)
	Property and
	casualty	Life	Others	Total	Elimination	Consolidated

Ordinary income
(1) Ordinary income from transactions with external customers	1,264,210	157,347	1,543	1,423,101	(5,120)	1,417,981
(2) Ordinary income arising from internal segment transactions	5,667	57	86	5,812	(5,812)	0
Total ordinary income	1,269,878	157,404	1,630	1,428,913	(10,932)	1,417,981
Ordinary expenses	1,144,846	155,396	1,467	1,301,710	(10,928)	1,290,782
Ordinary profit/loss	125,032	2,008	162	127,203	(4)	127,198

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries
2.	Major operations of each segment are as follows;
	Property and casualty	: Underwriting property and casualty insurance and related investment activities
	Life	: Underwriting life insurance and related investment activities
	Others	: Securities investment advisory and securities investment trusts business.
3.	Major component of the “Elimination” set for “Ordinary income from transactions with external customers” is for the reclassification of Losses on derivative transactions amounted to 5,094 million yen which is included in ordinary income from property and casualty segment

(From April 1, 2002 to March 31, 2003)

	(Yen in millions)
	Property
	and casualty	Life	Others	Total	Elimination	Consolidated

Ordinary income
(1) Ordinary income from transactions with external customers	2,484,662	451,347	5,591	2,941,601	(12,590)	2,929,011
(2) Ordinary income arising from internal segment transactions	12,221	26	193	12,442	(12,442)	0
Total ordinary income	2,496,884	451,374	5,784	2,954,043	(25,032)	2,929,011
Ordinary expenses	2,393,855	454,912	5,226	2,853,994	(25,855)	2,828,138
Ordinary profit/loss	103,028	3,537	558	100,049	822	100,872

Notes:

1.	The segments are classified based on the characteristics of operation of reporting company and its subsidiaries.
2.	Major operations of each segment are as follows;
	Property and casualty	: Underwriting property and casualty insurance and related investment activities
	Life	: underwriting life insurance and related investment activities
	Others	: Securities investment advisory, securities investment trusts business, derivatives business and staffing business
3.	Major component of the “Elimination” set for “Ordinary income from transactions with external customers” is for the reclassification of reversal of underwriting reserves of 10,442 million yen which is included in ordinary income from property and casualty segment.

2. Segment information by location

Segment information by location is omitted since the “business in Japan” constitutes more than 90 percent of the aggregated amount of the ordinary income of all segments.

3. Segment information on overseas sales

Since overseas sales and ordinary income constitutes less than 10% of the consolidated sales and consolidated ordinary income respectively, segment information on overseas sales is omitted.

Securities

1. Bonds held to maturity with market value

	(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

Type	Carrying value	Market value	Difference	Carrying value	Market value	Difference	Carrying value	Market value	Difference

Bonds	1,022,666	1,033,460	10,794	557,687	608,361	50,673	875,617	1,028,732	153,114

2. “Other securities” with market value

	(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Acquisition	Carrying		Acquisition	Carrying		Acquisition	Carrying
Type	cost	value	Difference	cost	value	Difference	cost	value	Difference

Bonds	2,597,558	2,618,929	21,371	2,359,626	2,441,613	81,987	2,640,500	2,813,743	173,242
Stocks	1,335,707	2,557,382	1,221,675	1,426,562	2,394,286	967,723	1,300,565	2,031,678	731,112
Foreign securities	571,359	568,778	(2,580)	620,752	643,498	22,746	573,076	590,952	17,876
Others	149,020	153,625	4,605	151,491	151,731	240	173,715	176,632	2,916

Total	4,653,644	5,898,717	1,245,072	4,558,433	5,631,130	1,072,697	4,687,858	5,613,006	925,148

Notes for figures as of September 30, 2003.

1.	“Others” include foreign mortgage securities (acquisition cost Yen 50,216 million, carrying value Yen 52,123 million, difference Yen 1,906 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 671 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of September 30, 2002.

1.	“Others” include foreign mortgage securities (acquisition cost Yen 41,878 million, carrying value Yen 43,291 million, difference Yen 1,412 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 31,791 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2003.

1.	“Others” include foreign mortgage securities (acquisition cost Yen 55,890 million, carrying value Yen 58,588 million, difference Yen 2,697 million) which are presented as monetary receivables bought.
2.	Impairment loss amounting to Yen 103,039 million were recognized for “Other securities” with market value. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

3. Carrying values of securities which are not valued at market value

As of September 30, 2003

(1)	Bonds held to maturity

None

(2)	Other securities

	Bonds	599
	Stocks	133,384
	Foreign securities	62,781
	Others	337,577
Note:	“Others” include negotiable deposits (Yen 265,002 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (Yen 6,462 million) which are included in “Monetary receivables bought”.

As of September 30, 2002

(1)	Bonds held to maturity

None

(2)	Other securities

	Bonds	599
	Stocks	175,324
	Foreign securities	54,906
	Others	347,106
Note:	“Others” include negotiable deposits (Yen 300,003 million) which are included in “Cash, deposits and savings” and commercial papers (Yen 7,364 million) which are included in “Monetary receivables bought”.

Bonds	599
Stocks	175,324
Foreign securities	54,906
Others	347,106

As of March 31, 2003

(1)	Bonds held to maturity

None

(2)	Other securities

	Bonds	599
	Stocks	189,747
	Foreign securities	54,253
	Others	148,320
Note:	“Others” include negotiable deposits (Yen 84,812 million) which are included in “Cash, deposits and savings” and foreign mortgage securities (Yen 4,959 million) which are included in “Monetary receivables bought”.

Money trusts

1. Money trusts held to maturity

None

2. Money trusts other than that held to maturity or that held for trading purposes

(Yen in millions)

As of September 30, 2003

Item	Acquisition cost	Carrying Value	Difference

Money trusts	—	—	—

	As of September 30, 2002

Item	Acquisition cost	Carrying Value	Difference

Money trusts	47,595	46,325	(1,270)

	As of March 31, 2003

Item	Acquisition cost	Carrying Value	Difference

Money trusts	44,058	43,489	(568)

Notes for figures as of September 30, 2003:

1.	There are no money trusts valued at market value.

2.	Money trusts in the amount of 101 million yen are carried at their original cost as at September 30, 2003.

Notes for figures as of September 30, 2002:

1.	Other than above, money trusts in the amount of 101 million yen are carried at their original cost at September 30, 2002.

2.	Impairment losses amounting to 2,822 million yen were recognized for “Money trusts other than that held to maturity or that held for trading purposes” with market value for the six months ended September 30, 2002. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Notes for figures as of March 31, 2003:

1.	Other than above, money trusts in the amount of 101 million yen are carried at their original cost at March 31, 2003.

2.	Impairment losses amounting to 3,181 million yen were recognized for “Money trusts other than that held to maturity or that held for trading purposes” with market value for the year ended March 31, 2003. Impairment loss is accounted for principally if market value of each security decreases equal to or more than 30% of its book value at the end of the period.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1) Foreign currency-related instruments

	(Yen in millions)

		As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

		Contract		Unrealized	Contract		Unrealized	Contract		Unrealized
		amount	Fair value	gain/(loss)	amount	Fair Value	gain/(loss)	amount	Fair Value	gain/(loss)

Over-the-counter transactions:
Foreign exchange forwards
Short
	USD	93,599	1,320	1,320	146,705	(2,092)	(2,092)	103,325	(1,011)	(1,011)
	GBP	1,562	(1)	(1)	17,878	(614)	(614)	20,908	(766)	(766)
	EUR	35,124	800	800	9,931	(227)	(227)	14,005	(171)	(171)
	HKD	—	—	—	8,666	24	24	8,409	(96)	(96)
	CAD	6,167	239	239	248	(1)	(1)	251	4	4
	AUD	766	17	17	—	—	—	—	—	—
Long
	USD	15,623	(535)	(535)	34,755	600	600	11,277	(1)	(1)
	GBP	176	8	8	—	—	—	4,350	0	0
	EUR	12,582	(24)	(24)	14,487	302	302	7,618	91	91
	AUD	394	(19)	(19)	—	—	—	—	—	—
Currency swaps
Pay Foreign/ Rec. Yen
	USD	387,800	(3,302)	(3,302)	46,863	(1,620)	(1,620)	380,426	(378)	(378)
	EUR	7,704	(181)	(181)	—	—	—	6,902	238	238
	AUD	20,000	(2,274)	(2,274)	—	—	—	20,000	(1,414)	(1,414)
Pay Yen/ Rec. Foreign
	USD	254,982	8,883	8,883	—	—	—	280,863	1,123	1,123
	EUR	5,241	597	597	—	—	—	4,400	(265)	(265)
	AUD	3,000	123	123	—	—	—	—	—	—
Pay Foreign/ Rec. Foreign
	Pay EUR/Rec. USD	1,641	33	33	—	—	—	—	—	—
	Pay AUD/Rec. USD	3,193	(19)	(19)	—	—	—	5,398	(35)	(35)
	Pay USD/Rec. AUD	—	—	—	—	—	—	5,348	6	6
	Pay USD/Rec. EUR	6,329	(172)	(172)	—	—	—	9,608	278	278
Currency options
Short
Call
	USD	3,540			8,320			—
		7	4	3	13	6	6	—	—	—
	GBP	—			6,491			—
		—	—	—	25	13	11	—	—	—
	EUR	3,382			16,708			—
		7	4	3	53	49	3	—	—	—
	CAD	3,908			—			—
		14	2	12	—	—	—	—	—	—
	AUD	800			—			—
		1	0	1	—	—	—	—	—	—
Put
	USD	3,787			1,770
		11	29	(17)	10	0	10	—
	EUR	—			567			—	—	—
		—	—	—	4	0	4	—
Long								—	—	—
Call
	USD	75			4,972			75
		4	8	4	20	17	(2)	4	9	4
	GBP	—			4,836			—
		—	—	—	31	28	(2)	—	—	—
	EUR	—			13,327			—
		—	—	—	85	105	20	—	—	—
Put
	USD	39,574			1,187			277
		200	486	285	9	0	(9)	16	0	(16)
	GBP	16,335			—			—
		173	241	68	—	—	—	—	—	—
	EUR	637			—			—
		2	2	(0)	—	—	—	—	—	—
	CAD	2,497			—			—
		10	45	35	—	—	—	—	—	—
	AUD	373			—			—
		1	3	2	—	—	—	—	—	—

Total		930,802	6,322	5,891	337,716	(3,406)	(3,585)	883,448	(2,389)	(2,410)

Notes:	1.	The fair value of foreign exchange forwards agreements is based on the futures’ market price.
	2.	The fair value of currency swap transactions is calculated by discounting future cash flows to the present value based on the interest rate as of period end.
	3.	The fair value of foreign currency options contracts is based on an option pricing model.
	4.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

(2) Interest rate-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Market transactions:
Interest futures
Long	1,580	(1)	(1)	—	—	—	—	—	—
Short	32,779	147	147	—	—	—	—	—	—
Interest futures options
Long
Call	130,996			70,235			—
	24	39	(15)	20	35	(15)	—	—	—
Put	—			59,154			—
	—	—	—	6	0	5	—	—	—
Short
Call	145,198			70,235			—
	51	105	54	22	39	16	—	—	—
Put	25,256			59,461			—
	7	2	(4)	20	0	(19)	—	—	—

Over-the-counter transactions:
Interest forwards
Short	—	—	—	—	—	—	49,999	(12)	(12)
Interest options
Long
Cap	64,589			—	—	—	48,606
	226	36	189	—			113	23	90
Swaption	—			—	—	—	1,999
	—	—	—	—			66	129	(63)
Short
Cap	27,739			—			27,544
	127	5	(122)	—	—	—	7	34	27
Floor	5,826			—			8,614
	139	204	65	—	—	—	86	224	138
Swaption	4,000			—			3,999
	102	246	144	—	—	—	102	246	144
Interest rate swap
Pay.float/Rec.fix	4,150,438	225,983	225,983	2,402,945	226,082	226,082	3,947,578	307,869	307,869
Pay.fix/Rec.float	3,198,108	(137,740)	(137,740)	1,226,245	(60,697)	(60,697)	2,931,107	(188,391)	(188,391)
Pay.float/Rec.float	256,027	(156)	(156)	—	—	—	285,020	(323)	(323)
Pay.fix/Rec.fix	2,106	29	29	—	—	—	1,106	(19)	(19)

Total	8,044,648	88,903	88,573	3,888,277	165,461	165,373	7,305,577	119,781	119,458

Notes:	1.	The fair value of the interest rate future option transactions at the end of period is based on the closing price at major stock exchanges.

	2.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

	3.	The fair value of interest options transactions is based on an option pricing model.

	4.	For interest options, option premiums are shown beneath the contract amount of the option.

	5.	Interest rate swaps to which hedge accounting is applied are as follows.

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Deferred hedge accounting in accordance with bulletin No. 16	—	—	—	2,996,700	98,203	98,203	2,965,000	114,973	114,973
Deferred hedge accounting in accordance with bulletin No. 26	523,700	7,420	(42,075)	—	—	—	—	—	—
			49,495			—			—
Other deferred hedge accounting	53,500	3,627	3,627	54,300	5,285	5,285	53,500	5,677	5,677

Total	577,200	11,047	11,047	3,051,000	103,489	103,489	3,018,500	120,651	120,651

Deferred hedge gains on the balance sheets include the following.

			(Yen in millions)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003
	Deferred hedge gains	Deferred hedge gains	Deferred hedge gains

Balance of deferred hedge gains in accordance with bulletin No. 16 relating to interest rate swaps which are not covered by bulletin No. 26	96,339	47,171	43,512
Deferred gains which resulted from cancellation of derivatives for hedging purposes	1,744	2,185	1,966

Total	98,083	49,357	45,479

Bulletin No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

Bulletin No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized	Contract	Market/Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Market transactions:
Equity index futures
Short	13,952	269	269	14,386	278	278	13,631	632	632
Long	7,913	(319)	(319)	704	(39)	(39)	—	—	—
Equity index options
Short
Call	1,100			4,338			—
	25	20	5	31	19	12	—	—	—
Put	—			1,132			—
	—	—	—	14	6	7	—	—	—
Long
Call	1,460			7,148			—
	28	20	(7)	75	60	(14)	—	—	—
Put	—			246			—
	—	—	—	7	5	(2)	—	—	—
Over-the-counter transactions:
Equity index options
Short
Call	—			—			10,087
	—	—	—	—	—	—	1,237	—	1,237
Long
Call	—			—			10,087
	—	—	—	—	—	—	1,612	—	(1,612)
Equity options
Short
Call	1,535			—			3,538
	—	36	(36)	—	—	—	—	2	(2)
Put	3,759			—			4,198
	126	107	19	—	—	—	219	221	(1)
Long
Call	1,706			171			3,709
	34	70	36	34	27	(6)	34	36	2
Put	3,759			—			4,198
	69	124	55	—	—	—	127	221	93

Total	35,187	330	22	28,128	358	234	49,451	1,113	348

Notes:	1.	The market value of the equity index futures and equity index options (market transaction) as of the end of period is based on the quoted final price of the primary stock exchanges.

	2.	The fair value of equity index options other than market transactions and option contracts on individual equities is based on quotation from futures market, brokers and counter monetary facilities, or on an option pricing model.

	3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(4) Bond-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Market transactions:
Bond futures
Short	30,809	(574)	(574)	26,890	(21)	(21)	22,064	(30)	(30)
Long	20,746	574	574	15,224	112	112	—	—	—
Bond futures option
Short
Call	6,562			14,672			—
	14	35	(20)	114	118	(3)	—	—	—
Put	1,326			2,721			—
	2	1	1	25	13	12	—	—	—
Long
Call	7,276			—			—
	20	39	18	—	—	—	—	—	—
Put	—			—			—
	—	—	—	—	—	—	—	—	—
Over-the-counter transactions:
Bond option
Short
Call	1,983			—			—
	10	14	(4)	—	—	—	—	—	—
Long	1,983
Put	11	6	(4)	—	—	—	—
				—			—	—	—

Total	70,688	97	(9)	59,508	221	99	22,064	(30)	(30)

Notes:	1.	The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

	2.	The fair value of over-the-counter bond options is quotated from counter monetary facilities.

	3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Weather derivatives
Short	1,743			141			31
	41	19	22	22	10	12	8	5	2

Total	1,743	19	22	141	10	12	31	5	2

Notes:	1.	The fair value of weather derivatives is based on the elements of an individual contract relating to the transactions including weather conditions and contract term.

	2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Credit derivatives
Short	2,119,618	(5,843)	(5,843)	1,262,770	(26,215)	(26,215)	1,889,836	(16,356)	(16,356)
Long	417,076	(3,893)	(3,893)	376,890	7,686	7,686	420,566	2,868	2,868

Total	2,536,695	(9,736)	(9,736)	1,639,660	(18,528)	(18,528)	2,310,402	(13,487)	(13,487)

Notes:	The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Commodity swaps
Pay Commodity indexes/Rec. fixed price	3,390	65	65	—	—	—	521	21	21
Pay fixed price/Rec. Commodity indexes	3,557	(6)	(6)	—	—	—	509	(10)	(10)
Pay variable indexes/Rec. Commodity indexes	1,711	34	34	—	—	—	1,832	34	34

Total	8,659	92	92	—	—	—	2,864	45	45

Notes:	The fair value of the Commodity swap transactions at the end of period is calculated mainly using internal evaluation model.

Interim Financial Statements of Tokio Marine and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

				(Yen in millions except percentages)

	As of September 30, 2003		As of September 30, 2002		As of March 31, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		%		%		%
Assets
Cash, deposits and savings	420,982	5.88	531,144	6.72	336,493	4.20
Call loans	548,100	7.66	526,400	6.66	439,800	5.49
Guarantee deposits for bond loan transaction	—	—	—	—	61,837	0.77
Monetary receivables bought	73,182	1.02	77,361	0.98	81,992	1.02
Money trust	26,629	0.37	44,337	0.56	43,589	0.54
Securities	4,621,596	64.58	5,120,212	64.82	5,502,100	68.63
Loans	627,415	8.77	595,467	7.54	560,565	6.99
Property and equipment	274,165	3.83	284,487	3.60	273,667	3.41
Other assets	582,615	8.14	723,365	9.16	654,662	8.17
Deferred tax assets	474	0.01	15,076	0.19	76,980	0.96
Customers’ liabilities under acceptances and guarantees	14,637	0.20	25,543	0.32	20,408	0.25
Reserve for bad debts	(33,017)	(0.46)	(44,508)	(0.56)	(35,593)	(0.44)

Total assets	7,156,780	100.00	7,898,888	100.00	8,016,505	100.00

Liabilities
Underwriting funds	4,430,559	61.91	5,020,884	63.56	5,224,183	65.17
Outstanding claims	574,484		565,401		578,262
Underwriting reserves	3,856,075		4,455,482		4,645,920
Straight Bonds	166,009	2.32	110,000	1.39	147,225	1.84
Other liabilities	701,793	9.81	896,120	11.34	863,460	10.77
Reserve for retirement benefits	159,321	2.23	165,216	2.09	161,980	2.02
Reserve for employees’ bonuses	18,970	0.27	18,459	0.23	15,460	0.19
Reserve under the special law	54,971	0.77	42,835	0.54	49,228	0.61
Reserve for price fluctuation	54,971		42,835		49,228
Deferred tax liabilities	23,947	0.33	2,220	0.03	47	0.00
Consolidated adjustment account	389	0.01			399	0.00
Acceptances and guarantees	14,637	0.20	25,543	0.32	20,408	0.25

Total liabilities	5,570,602	77.84	6,281,278	79.52	6,482,395	80.86

Minority interest	1,307	0.02	1,843	0.02	1,844	0.02

Stockholders’ equity
Common stock	101,994	1.43	101,994	1.29	101,994	1.27
Additional paid-in capital	38,782	0.54	38,782	0.49	38,782	0.48
Retained earnings	681,979	9.53	765,601	9.69	780,159	9.73
Unrealized gains on investments, net of taxes	772,109	10.79	721,737	9.14	623,999	7.78
Foreign currency translation adjustments	(9,996)	(0.14)	(12,350)	(0.16)	(12,671)	(0.16)
Total
Treasury stock	—	—	—	—	—	—

Total stockholders’ equity	1,584,870	22.15	1,615,766	20.46	1,532,265	19.11

Total liabilities, minority interest and stockholders’ equity	7,156,780	100.00	7,898,888	100.00	8,016,505	100.00

Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Income

			(Yen in millions except percentages)

	For the six months ended
					For the year ended
	September 30, 2003		September 30, 2002		March 31, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		%		%		%
Ordinary income and expenses
Ordinary income	952,422	100.00	1,166,356	100.00	2,404,412	100.00
Underwriting income	892,901	93.75	977,567	83.81	2,141,589	89.07
Net premiums written	758,185		731,758		1,500,264
Deposit premiums from policyholders	106,697		100,518		212,989
Investment income on deposit premiums from policyholders	27,584		28,253		55,687
Life insurance premiums	372		116,896		371,750
Investment income	49,244	5.17	175,989	15.09	236,421	9.83
Interest and dividends received	49,532		68,285		132,227
Profit on investment in money trusts	210		212		162
Profit on trading securities	—		30		—
Profit on sales of securities	18,838		115,441		119,566
Profit on redemption of securities	1,495		3,939		7,410
Profit on derivative transactions	5,981		14,545		29,406
Transfer of investment income on deposit premiums	(27,584)		(28,253)		(55,687)
Other ordinary income	10,275	1.08	12,800	1.10	26,400	1.10
Depreciation of consolidated adjustment account	9		—		—
Investment income under the equity method	—		328		737
Ordinary expenses	873,829	91.75	1,042,890	89.41	2,244,578	93.35
Underwriting expenses	734,842	77.16	860,515	73.78	1,891,961	78.69
Net claims paid	362,046		346,611		728,936
Loss adjustment expenses	31,497		30,314		58,500
Agency commissions and brokerage	121,149		131,457		266,466
Maturity refunds to policyholders	128,273		157,238		424,742
Dividends to policyholders	30		33		58
Life insurance claims	298		10,885		23,186
Provision for outstanding claims	2,444		21,649		34,529
Provision for underwriting reserves	86,507		159,506		351,580
Investment expenses	4,450	0.47	31,624	2.71	53,717	2.23
Loss on investment in money trusts	1,332		452		1,257
Loss on trading securities	299		—		154
Loss on sales of securities	790		4,002		8,802
Loss on revaluation of securities	1,015		24,748		42,998
Loss on redemption of securities	9		146		181
Underwriting and general administrative expenses	132,040	13.86	148,190	12.71	293,414	12.20
Other ordinary expenses	2,494	0.26	2,560	0.22	5,484	0.23
Interest paid	1,000		1,504		3,487
Loss on bad debts	0		23		59
Investment loss under the equity method	863		—		—
Ordinary profit	78,592	8.25	123,465	10.59	159,833	6.65

Extraordinary gains and losses
Extraordinary gains	371	0.04	6,337	0.54	8,894	0.37
Profit on sales of properties	371		6,337		7,108
Profit on sales of stock of affiliates	—		—		1,786
Extraordinary losses	11,689	1.23	6,999	0.60	24,310	1.01
Loss on sales of properties	439		535		8,696
Provision for reserve under the special law	5,944		5,967		12,360
Provision for reserve for price fluctuation	5,944		5,967		12,360
Extra write-off against profit on sales of properties	0		0		0
Integration costs	—		—		3,166
Merger related costs	1,028		—		—
Loss on revaluation of stock of subsidiaries	4,275		—		—
Other	0		496		86

Income before income taxes	67,275	7.06	122,803	10.53	144,417	6.01
Income taxes — current	22,589	2.37	76,674	6.57	89,953	3.74
Income taxes — deferred	(385)	(0.04)	(34,359)	(2.95)	(42,184)	(1.75)
Minority interest	(1)	0	70	0.01	172	0.01

Net income	45,073	4.73	80,417	6.89	96,477	4.01

Consolidated Interim Statements of Retained Earnings

		(Yen in millions)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Additional paid-in capital
Additional paid-in capital at beginning of	38,782	38,782	38,782
Additional paid-in capital at end of	38,782	38,782	38,782
Retained earnings
Unappropriated retained earnings at beginning of	780,159	738,446	738,446
Increase in unappropriated retained earnings	45,073	80,417	96,477
Net income	45,073	80,417	96,477
Decrease in unappropriated retained earnings	143,252	53,262	54,765
Dividends	103,999	52,993	52,993
Directors’ bonus	—	120	120
Decrease in connection with newly consolidated subsidiaries	—	—	942
Other decreases	39,252	148	708
Unappropriated retained earnings at end of	681,979	765,601	780,159

Note: Certain reclassifications are made to previous periods’ presentation to conform to the presentation for the current six months.

Consolidated Interim Statements of Cash Flows

		(Yen in millions)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

I. Cash flows from operating activities:
Income before income taxes	67,275	122,803	144,417
Depreciation	6,440	7,193	14,236
Depreciation of consolidated adjustment account	(9)	—	—
Increase (decrease) in outstanding claims	2,445	21,724	34,643
Increase (decrease) in underwriting reserves	86,504	158,130	348,947
Increase (decrease) in reserve for bad debts	(3,395)	(5,908)	(14,958)
Increase (decrease) in reserve for retirement benefits	(2,353)	(6,882)	(9,918)
Increase in reserve for employees’ bonuses	4,088	4,276	1,339
Increase in reserve for price fluctuation	5,944	5,967	12,360
Interest and dividend income	(49,532)	(68,285)	(132,227)
Net (profit) loss on securities	(14,830)	(90,513)	(76,628)
Interest expenses	1,000	1,504	3,487
Loss (profit) on foreign exchange	363	21	227
Loss (profit) related to properties	69	(5,355)	1,675
Investment income(loss) under the equity method	863	(328)	(737)
Increase in other assets (other than investing and financing activities)	55,057	(38,838)	(2,202)
Increase in other liabilities (other than investing and financing activities)	(82,474)	10,471	51,530
Others	1,686	832	6,880
Sub-total	79,142	116,813	383,074
Interest and dividends received	62,935	76,735	148,148
Interest paid	(1,209)	(793)	(1,971)
Income taxes paid	(56,477)	(47,857)	(73,770)

Net cash provided by operating activities	84,389	144,898	455,479

II. Cash flows from investing activities:
Net increase in deposit and savings	(525)	3,970	5,150
Purchases of monetary receivables bought	(7,186)	(3,717)	(26,496)
Proceeds from sales and redemption of monetary receivables bought	16,808	32,403	(50,212)
Increase in money trusts	—	—	(50)
Decrease in money trusts	16,406	30,315	30,867
Purchases of securities	(379,520)	(1,005,783)	(1,974,256)
Proceeds from sales and redemption of securities	480,789	741,189	1,111,738
Loans made	(57,455)	(66,615)	(14,530)
Proceeds from collection of loans receivable	77,949	132,516	235,332
Increase in cash received under securities lending transactions	17,609	47,927	63,931
Other	(82)	(35)	(522)
II(a) Subtotal	164,793	(87,829)	(644,625)
Subtotal (I+II(a))	249,183	57,068	(189,145)
Purchases of property and equipment	(7,743)	(3,481)	(12,026)
Proceeds from sales of property and equipment	1,013	7,227	12,447
Proceeds from sales of stock of subsidiaries	—	—	621

Net cash provided by (used in) investing activities	158,063	(84,083)	(643,583)

III. Cash flows from financing activities:
Proceeds from borrowing	3,320		592
Payments of borrowing	(2,000)		(3)
Proceeds from issuance of bond	26,596		45,695
Redemption of bond	(7,869)		(14,325)
Dividends paid by the Tokio Marine	(104,032)	(13,165)	53,007
Dividends paid by subsidiaries to minority shareholders	(34)	(146)	(146)
Payments related to acquisition by subsidiaries of their own shares	—	—	(4,196)
Other	1,955	(2)	—

Net cash provided by (used in) financing activities	(82,064)	(13,314)	25,391

IV. Effect of exchange rate changes on cash and cash equivalents	1,034	(7,542)	(8,647)

V. Net increase (decrease) in cash and cash equivalents	161,423	39,958	(222,142)
VI. Cash and cash equivalents at beginning of	763,983	962,369	962,369

VII. Net increase in cash and cash equivalents due to newly consolidated subsidiaries	—	—	23,756
VIII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	(47,141)	—	—
IX. Cash and cash equivalents at end of	878,265	1,002,327	763,983

Note: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Interim Financial Statements of Nichido Fire and its Consolidated Subsidiaries

Consolidated Interim Balance Sheets

					(Yen in millions except percentages)

	As at September 30, 2003		As at September 30, 2002		As at March 31, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		%		%		%
Assets
Cash, deposits and savings	124,004	6.95	161,494	8.38	148,491	7.94
Call loans	—	—	—	—	293	0.02
Monetary receivables bought	4,569	0.26	6,174	0.32	4,036	0.21
Money trust	29,334	1.64	28,665	1.49	30,197	1.61
Securities	1,299,192	72.87	1,343,966	69.78	1,295,310	69.01
Loans	133,842	7.51	161,983	8.41	144,985	7.72
Property and equipment	80,523	4.52	83,689	4.35	82,442	4.39
Other assets	122,795	6.89	132,486	6.88	145,617	7.76
Deferred tax assets	—	—	18,281	0.95	36,911	1.97
Reserve for bad debts	(11,431)	(0.64)	(10,801)	(0.56)	(11,321)	(0.60)

Total Assets	1,782,830	100.00	1,925,939	100.00	1,876,963	100.00

Liabilities
Underwriting funds	1,269,849	71.23	1,373,322	71.31	1,385,050	73.79
Outstanding claims	119,402		120,528		123,422
Underwriting reserves	1,150,447		1,252,793		1,261,627
Straight bonds	25,000	1.40	25,000	1.30	25,000	1.33
Other liabilities	41,620	2.33	69,052	3.59	48,371	2.58
Reserve for retirement benefits	27,194	1.53	26,817	1.39	26,705	1.42
Reserve for employees’ bonuses	3,786	0.21	3,867	0.20	3,879	0.21
Reserve under the special law	4,012	0.22	2,577	0.13	3,346	0.18
Reserve for price fluctuation	4,012		2,577		3,346
Deferred tax liabilities	1,914	0.11	2,797	0.14	2,939	0.16

Total Liabilities	1,373,377	77.03	1,503,434	78.06	1,495,292	79.67

Minority interest	0	0.00	0	0.00	0	0.00

Stockholders’ Equity
Common stock	50,550	2.84	50,550	2.63	50,550	2.69
Additional paid-in capital	34,187	1.92	34,187	1.78	34,187	1.82
Retained earnings	123,616	6.93	144,705	7.51	146,050	7.78
Unrealized gains on investments, net of taxes	202,382	11.35	194,363	10.09	152,161	8.11
Foreign currency translation adjustments	(1,284)	(0.07)	(1,302)	(0.07)	(1,279)	(0.07)
Total Stockholders’ Equity	409,452	22.97	422,505	21.94	381,670	20.33

Total Liabilities, Minority Interest and Stockholders’ Equity	1,782,830	100.00	1,925,939	100.00	1,876,963	100.00

Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Income

(Yen in millions except percentages)

	For the six months ended
					For the year ended
	September 30, 2003		September 30, 2002		March 31, 2003

	Amount	Ratio	Amount	Ratio	Amount	Ratio

		%		%		%
Ordinary income and expenses
Ordinary income	257,024	100.00	260,325	100.00	546,962	100.00
Underwriting income	239,252	93.09	244,738	94.01	502,669	91.90
Net premiums written	200,374		190,770		396,393
Deposit premiums from policyholders	26,205		29,230		59,010
premiums from policyholders	6,732		7,332		13,944
Life insurance premiums	—		13,556		32,899
Reversal of reserves for outstanding claims	2,996		317		—
Reversal of underwriting reserves	2,942		3,514		—
Investment income	16,786	6.53	14,108	5.42	43,411	7.94
Interest and dividends received	12,834		13,739		26,548
Profit on investment in money trust	529		211		332
Profit on sales of securities	9,443		7,135		30,139
Profit on redemption of securities	1		0		0
Profit on derivative transactions	686		—		—
Transfer of investment income on deposit premiums from policyholders	(6,732)		(7,332)		(13,944)
Other ordinary income	985	0.38	1,479	0.57	881	0.16
Ordinary expenses	235,467	91.61	243,042	93.36	524,351	95.86
Underwriting expenses	190,313	74.04	198,601	76.29	415,780	76.02
Net claims paid	100,161		96,808		198,408
Loss adjustment expenses	8,292		8,021		16,347
Agency commissions and brokerage	32,071		35,579		69,570
Maturity refunds to policyholders	49,508		56,717		119,905
Dividends to policyholders	6		7		11
Life insurance claims	—		1,215		2,953
Provision for outstanding claims	—		—		2,576
Provision for underwriting reserves	—		—		5,408
Investment expenses	3,628	1.41	4,908	1.89	28,179	5.15
Loss on investment in money trust	1,080		1,371		2,216
Loss on trading securities	6		43		5
Loss on sales of securities	2,329		751		11,520
Loss on revaluation of securities	202		2,331		13,978
Loss on redemption of securities	—		—		6
Loss on derivative transactions	—		410		429
Underwriting and general administrative expenses	40,678	15.83	38,867	14.93	79,172	14.47
Other ordinary expenses	847	0.33	666	0.25	1,218	0.22
Interest paid	264		270		537
Reserve for bad debts	107		—		—
Loss on bad debts	—		0		11
Amortization of intangibles	—		96		192
Ordinary profit	21,557	8.39	17,282	6.64	22,611	4.14

Extraordinary gains and losses
Extraordinary gains	725	0.28	2	0.00	152	0.03
Profit on sales of properties	725		2		152
Extraordinary losses	1,497	0.58	1,767	0.68	4,602	0.84
Loss on sales of properties	89		130		365
Provision for reserve under the special law	765		841		1,610
Provision for reserve for price fluctuation	765		841		1,610
Other	642		795		2,626

Income before income taxes	20,786	8.09	15,517	5.96	18,161	3.33
Income taxes — current	133	0.05	6,994	2.68	586	0.11
Income taxes for previous fiscal years	—	—	—	—	2,281	0.42
Income taxes — deferred	7,062	2.75	(1,281)	(0.49)	4,144	0.76
Minority interest	0	0.00	0	0.00	0	0.00

Net income	13,589	5.29	9,804	3.77	11,148	2.04

Consolidated Interim Statements of Retained Earnings

			(Yen in millions)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Additional paid-in capital
Additional paid-in capital at beginning of	34,187	34,187	34,187
Additional paid-in capital at end of	34,187	34,187	34,187
Retained earnings
Unappropriated retained earnings at beginning of	146,050	147,542	147,542
Increase in unappropriated retained earnings	13,589	9,804	11,148
Net income	13,589	9,804	11,148
Decrease in unappropriated retained earnings	36,023	12,641	12,641
Dividends	26,000	12,641	12,641
Directors’ bonus	20	—	—
Others	10,002	—	—
Unappropriated retained earnings at end of	123,616	144,705	146,050

Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Consolidated Interim Statements of Cash Flows

			(Yen in millions)

	Six months ended
			For the year ended
	September 30, 2002	September 30, 2001	March 31, 2003

I. Cash flows from operating activities:
Income before income taxes	20,786	15,517	18,161
Depreciation	2,090	2,198	4,617
Increase (decrease) in outstanding claims	(2,996)	(317)	2,576
Increase (decrease) in underwriting reserves	(2,942)	(3,645)	5,188
Increase (decrease) in reserve for bad debts	105	(1,278)	(758)
Increase in reserve for retirement benefits	488	631	519
Decrease in reserve for employees’ bonuses	(21)	39	51
Increase in reserve for price fluctuation	765	841	1,610
Interest and dividend income	(12,834)	(13,739)	(26,548)
Net (profit) loss on securities	(6,894)	(4,053)	(4,639)
Interest expenses	264	270	537
Loss (gain) on foreign exchange	24	(334)	(306)
Loss (profit) related to properties	(192)	684	769
Increase in other assets (other than investing and financing activities)	(1,052)	(10,480)	(9,403)
Increase in other liabilities (other than investing and financing activities)	(3,221)	7,522	4,045
Other	517	1,096	2,187

Sub-total	(5,113)	(5,046)	(1,392)
Interest and dividends received	13,791	14,738	28,220
Interest paid	(263)	(268)	(536)
Income taxes paid	8,933	(18,771)	(29,337)

Net cash provided by operating activities	17,347	(9,348)	(3,045)

II. Cash flows from investing activities:
Net increase in deposit and savings	(1,000)	257	455
Purchases of monetary receivables bought	(680)	(3,669)	(6,482)
Proceeds from sales and redemption of monetary receivables bought	144	656	5,604
Increase in money trusts	(3,618)	(5,500)	(10,000)
Decrease in money trusts	4,648	2,625	4,738
Purchases of securities	(243,261)	(247,129)	(487,505)
Proceeds from sales and redemption of securities	228,820	264,023	479,773
Loans made	(29,002)	(37,843)	(67,643)
Proceeds from collection of loans receivable	37,370	51,672	98,223
Increase in cash received under securities lending transactions	—	(24,190)	(24,190)
Others	(7)	(5)	(11)
II(a) Subtotal	(6,585)	896	7,037
Subtotal (I+II(a))	10,761	(8,451)	(10,082)
Purchases of property and equipment	(838)	(2,067)	(3,668)
Proceeds from sales of property and equipment	830	257	621

Net cash provided by (used in) investing activities	(6,594)	(913)	(10,084)

III. Cash flows from financing activities:
Dividends paid by the Nichido Fire	(26,000)	(3,340)	(12,641)
Dividends paid by subsidiaries to minority shareholders	—	(0)	(0)
Others	(23)	(9)	(17)

Net cash provided by (used in) financing activities	(26,023)	(3,349)	(12,658)

IV. Effect of exchange rate changes on cash and cash equivalents	(40)	(219)	(226)

V. Net increase (decrease) in cash and cash equivalents	(15,310)	(13,830)	(26,015)
VI. Cash and cash equivalents at beginning of	149,726	175,741	175,741

VII. Net decrease in cash and cash equivalents due to reorganization of subsidiaries	(10,822)	—	—
VIII. Cash and cash equivalents at end of	(123,593)	161,911	149,726

Notes: Certain reclassifications are made to previous periods’ presentation to conform to that of current period.

Item 3
[English translation]

November 27, 2003

Summary of Non-Consolidated Business Results of Millea Holdings, Inc. under Japanese GAAP for the Six Months Ended September 30, 2003

Company Name: Millea Holdings, Inc.
Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc.
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
                 Satoshi Tsujigado, Corporate Finance Dept., Millea Holdings, Inc. Phone: 03-6212-3343
Interim dividends system: Established
New unit system: None

1. Non-Consolidated Business Results for the six months ended September 30, 2003
(from April 1, 2003 to September 30, 2003)
(1) Non-consolidated results of operations

	(Yen in millions except per share amounts and percentages)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Operating income	131,646	51,027	52,928
Ratio	158.0%	—	—
Operating profits	130,516	49,077	49,870
Ratio	165.9%	—	—
Ordinary profits	130,507	49,118	49,964
Ratio	165.7%	—	—
Net income	130,283	49,119	49,605
Ratio	165.2%	—	—
Net income per share of common stocks	70,737.79	26,480.76	26,760.92

The amounts less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:
a. Average number of shares outstanding
For the six months ended September 30, 2003: 1,841,782 shares
For the six months ended September 30, 2002: 1,854,902 shares
For the year ended March 31, 2003: 1,853,668 shares
b. Change in accounting method: None
c. Percentage figures show increase or decrease in ordinary income, operating profit and net income from the previous period.

(2) Dividends payment
Dividends paid per share
For the six months ended September 30, 2002: None
For the six months ended September 30, 2002: None
For the year ended March 31, 2003: 10,000 yen

(3) Non-consolidated financial conditions

	(Yen in millions except per share amounts and percentages)

	For the six months ended	For the six months ended	For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Total assets	2,275,293	2,211,673	2,206,545
Stockholders’ equity	2,274,818	2,207,111	2,206,053
Ratio of stockholders’ equity to total assets	100.0%	99.8%	100.0%
Stockholders’ equity per share (Yen)	1,249,346.96	1,190,680.97	1,191,215.23

Notes:
a. Number of shares outstanding
As of September 30, 2003: 1,820,805 shares
As of September 30, 2002: 1,853,654 shares
As of March 31, 2003: 1,851,934 shares
b. Number of treasury stocks outstanding
As of September 30, 2003: 36,242 shares
As of September 30, 2002: 3,394 shares
As of March 31, 2003: 5,113 shares

2. Non-consolidated business forecast for the year ending March 31, 2004
(from April 1, 2003 to March 31, 2004)

(Yen in millions except per share amounts)

Operating income	233,000
Ordinary profits	230,000
Net income	230,000
Annual cash dividends per share (yen)	10,000.00
Cash dividends per share by the year end (yen)	10,000.00

Notes:
Expected net income per share (yen): 126,317.69

Non-Consolidated Interim Balance Sheet

		(Yen in millions except percentages)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Amount		Ratio	Amount		Ratio	Amount		Ratio

			%			%			%
Current assets:
Cash, deposits and savings	75,381			666			16,053
Receivables	25,933			49,070			9,541
Others	80			69			104

Total Current assets		101,395	4.46		49,807	2.25		25,699	1.16

Non-current assets:
Tangible fixed assets	298			353			320
Intangible fixed assets	0			0			0
Investments and other assets:
Investments in subsidiaries (stock)	2,173,575			2,161,485			2,180,500
Others	22			25			24

Total Non-current assets		2,173,897	95.54		2,161,866	97.75		2,180,845	98.84

Total Assets		2,275,293	100.00		2,211,673	100.00		2,206,545	100.00

Liabilities and Stockholders’ equity

Liabilities:
Current liabilities
Short-term borrowings	—			2,000			—
Reserve for bonus	134			133			137
Others	340			2,429			355
Total Current liabilities		474	0.02		4,562	0.21		492	0.02

Total Liabilities		474	0.02		4,562	0.21		492	0.02

Stockholders’ equity:
Common stock		150,000	6.59		150,000	6.78		150,000	6.80
Capital surplus
Additional paid-in capital	1,511,485			2,011,485			2,011,485
Others	500,002			—			—

Total Capital surplus		2,011,487	88.41		2,011,485	90.95		2,011,485	91.16

Retained earnings
Voluntary reserve	4,994			—			—
Unappropriated retained earnings	149,370			49,119			49,605

Total retained earnings		154,364	6.78		49,119	2.22		49,605	2.25

Treasury stock		(41,033)	(1.80)		(3,493)	(0.16)		(5,038)	(0.23)

Total stockholders’ equity		2,274,818	99.98		2,207,111	99.79		2,206,053	99.98

Total Liabilities and Stockholders’ equity		2,275,293	100.00		2,211,673	100.00		2,206,545	100.00

Non-Consolidated Interim Statement of Income

				(Yen in millions except percentages)

	For the six months ended			For the six months ended			For the year ended
	September 30, 2003			September 30, 2002			March 31, 2003

	Amount		Ratio	Amount		Ratio	Amount		Ratio

			%			%			%
Operating income:
Dividends received from subsidiaries	130,046			49,127			49,127
Fees received from subsidiaries	1,600			1,900			3,800

Total Operating income		131,646	100.00	51,027		100.00		52,928	100.00

Operating expenses:
General and administrative expenses		1,130			1,950	3.82		3,057	5.78

Operating profit		130,516	99.14		49,077	96.18		49,870	94.22

Non-operating income		6	0.01		41	0.08		95	0.18
Non-operating expenses		15	0.01		1	0.00		1	0.00

Ordinary profit		130,507	99.14		49,118	96.26		49,964	94.40

Extraordinary losses		35	0.03		—	—		—	—

Income before income taxes		130,472	99.11		49,118	96.26		49,964	94.40
Income taxes—current	157			89			484
Income taxes—deferred	31

Total income taxes		188	0.14		(0)			359	0.68

Net income		130,283	98.96		49,119	96.26		49,605	93.72

Unappropriated retained earnings at the beginning of the period		19,086			—			—

Unappropriated retained earnings at the end of the period		149,370			49,119			49,605

Notes to the non-consolidated financial statements

Basis for presentation and principals of financial statements

1.     Valuation of securities

Investments in subsidiaries are stated at cost determined by the moving-average method.

2.     Depreciation for fixed assets

Depreciation of tangible fixed assets other than buildings(excluding auxiliary facilities attached to the building) is computed using the declining-balance method principally over the following useful lives.

Equipment and furnitures	3 to 15 years
Buildings	8 to 18 years

3.     Reserve

In order to prepare for employees’ bonus payments, Millea Holdings accrues for reserve for employees’ bonuses based on the estimated amount of payment attributable to the six months ended September 30, 2003.

4.     Lease transactions

Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary lease transactions.

5.     Consumption taxes

Consumption Taxes and local consumption taxes are accounted for by the tax-segregated method.

Notes to non-consolidated balance sheet

1.	Accumulated depreciation of tangible fixed assets amounted to 87 million yen.

2.	On April 1, 2003, the Company acquired the life insurance subsidiary management business from Tokio Marine and

Nichido Fire, and on the same day, the Company acquired the Asian insurance subsidiary management business from Tokio Marine.

As a result of the accounting treatment pursuant to “Accounting for Division of Corporations” (Japanese Institute of Certified Public Accountants, March 31, 2001) for the above transaction, voluntary reserve after appropriation of retained earnings in the amount of 12,000 million yen decreased by 7,005 million yen to 4,994 million yen.

3.	All amounts less than one million yen are rounded down.

Notes to non-consolidated statement of income

1.	Depreciation expenses Tangible Fixed Assets: 25 million yen

2.	All amounts less than one million yen are rounded down.

Securities

Investments in subsidiaries are non-marketable securities.

Item 4

[English translation]

November 21, 2003

Summary of Non-Consolidated Business Results of Tokio Marine under Japanese GAAP for the Six Months Ended September 30, 2003

Company Name: Millea Holdings, Inc. reporting the non-consolidated business results of its wholly owned subsidiary, The Tokio Marine and Fire Insurance Company, Limited (Tokio Marine)

Securities Code Number: 8766
Stock Exchange Listings: Tokyo and Osaka
Head Office: Tokyo, Japan
Representative: Kunio Ishihara, President, Millea Holdings, Inc. / Kunio Ishihara, President, Tokio Marine
Contact: Masayuki Ito, Corporate Planning Dept., Millea Holdings, Inc. Phone 03-6212-3341
              Yoji Ishihara, Corporate Accounting Dept., Tokio Marine Phone 03-3285-0094
Date of the Board of Directors’ meeting to approve the non-consolidated financial statements for the six months: November 21, 2003
Interim dividends system: Established
New unit (Tangen-kabu) system: Established (1 unit = 1,000 shares)

1. Non-Consolidated Business Results for the Six Months ended September 30, 2003

(from April 1, 2003 to September 30, 2003)

(1) Non-consolidated results of operations

	(Yen in millions except per share data and percentages)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Net premiums written	742,373	713,526	1,469,685
(change from corresponding period of the previous year)	4.0%	7.8%	8.9%
Ordinary profit	74,718	120,552	158,128
(change from corresponding period of the previous year)	(38.0)%	145.8%	125.2%
Net income	42,890	78,693	97,277
(change from corresponding period of the previous year)	(45.5)%	144.7%	148.3%
Net income per common share — basic (yen)	27.68	50.78	62.77

The amount less than respective unit are rounded down and the rates less than respective unit are rounded off.

Notes:	1.	Average number of shares outstanding:
		For the six months ended September 30, 2003	1,549,692,481
		For the six months ended September 30, 2002	1,549,692,481
		For the year ended March 31, 2003	1,549,692,481
	2.	Change in accounting method:	None

(2)  Dividends payment

			(Yen)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Dividends paid per share for the six months	51.63	25.70	—
Dividends paid per share for the year	—	—	92.81

(3) Non-consolidated financial conditions

	(Yen in millions except per share data and percentages)

	For the six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Total assets	6,990,135	7,068,776	6,864,017
Stockholders’ equity	1,579,877	1,617,066	1,532,556
Ratio of stockholders’ equity to total assets	22.6%	22.9	22.3%
Stockholders’ equity per share (yen)	1,019.48	1,043.48	988.94

Notes:	1.	Number of shares outstanding as of:
		September 30, 2003	1,549,692,481
		September 30, 2002	1,549,692,481
		March 31, 2003	1,549,692,481
	2.	Number of treasury stocks outstanding as of:
		September 30, 2003	None
		September 30, 2002	None
		March 31, 2003	None

2. Non-consolidated business forecast for the year ending March 31, 2004

	(Yen in millions)

Net premiums written	Ordinary profit	Net income

1,510,000	102,000	53,000

Summary of Non-Consolidated Business Results for the Six Months ended September 30, 2003

			(Yen in millions, except percentages)

Period	Six months ended	Six months ended	Increase/		Year ended
Item	Sept. 30, 2003	Sept. 30, 2002	Decrease	Change	March 31, 2003

Direct premiums including deposit premiums	858,743	860,519	(1,775)	(0.2)%	1,740,995
Direct premiums	752,046	760,000	(7,954)	(1.0)	1,528,005

Ordinary income and expenses:
Underwriting income	876,716	842,352	34,364	4.1	1,738,486
Net premiums written	742,373	713,526	28,847	4.0	1,469,685
Investment deposits funded	106,697	100,518	6,178	6.1	212,989
Underwriting expenses	723,879	715,675	8,203	1.1	1,473,097
Net claims paid	356,432	340,855	15,577	4.6	710,473
Loss adjustment expenses	31,188	30,128	1,060	3.5	57,703
Agency commissions and brokerage	118,786	120,101	(1,314)	(1.1)	239,445
Maturity refunds to policyholders	128,273	157,238	(28,965)	(18.4)	424,774
Investment income	44,735	154,355	(109,620)	(71.0)	189,957
Interest and dividend income	46,719	61,373	(14,654)	(23.9)	116,286
Profit on sales of securities	18,698	115,394	(96,695)	(83.8)	119,345
Investment expenses	3,967	36,136	(32,168)	(89.0)	55,460
Losses on sales of securities	720	3,785	(3,065)	(81.0)	8,088
Losses on valuation of securities	903	24,520	(23,616)	(96.3)	42,927
Underwriting and general administrative expenses	127,794	133,037	(5,243)	(3.9)	258,196
Those related to underwriting	114,113	119,102	(4,988)	(4.2)	230,592
Other ordinary income and expenses	8,908	8,693	214	2.5	16,439
Ordinary profit	74,718	120,552	(45,833)	(38.0)	158,128
Underwriting profit	40,963	8,091	32,871	406.2	35,053

Extraordinary income and losses:
Extraordinary income	370	6,331	(5,961)	(94.2)	10,277
Extraordinary losses	11,657	7,162	4,495	62.8	24,360.0
Extraordinary income and losses	(11,287)	(830)	(10,456)	—	(14,083)

Income before income taxes	63,431	119,721	(56,290)	(47.0)	144,045
Income taxes — current	22,028	68,386	(46,358)	(67.8)	79,254
Income taxes — deferred	(1,487)	(27,358)	25,871	—	(32,485)
Net income	42,890	78,693	(35,803)	(45.5)	97,277

Unappropriated retained earnings at beginning of	43,839	73,409	(29,570)	(40.3)	73,409
Dividends paid for the six months	—	39,827	(39,827)	(100.0)	39,827
Provision for legal reserve for dividend payments	—	7,965	(7,965)	(100.0)	7,965
Unappropriated retained earnings at end of	86,729	104,311	(17,582)	(16.9)	122,894

Ratios:
Net loss ratio	52.2%	52.0%			52.3%
Net expense ratio	31.4	33.5			32.0

Note:	Underwriting profit = Underwriting income — (Underwriting expenses + Operating expenses and general and administrative expenses related to underwriting) + Other income and expenses. Other income and expenses mainly consists of income tax expense arising from underwriting compulsory automobile insurance.

(Non-Consolidated basis)
Direct premiums written (not including deposit premiums)

					(Yen in millions, %)

	For the six months ended

	September 30, 2003		September 30, 2002		For the year
					ended
	Amount	change	Amount	change	March 31, 2003

Fire and allied lines	89,916	2.2	87,951	(0.3)	195,140
Hull and cargo	32,293	9.2	29,581	5.5	62,059
Personal accident	67,736	(3.6)	70,287	1.2	126,859
Voluntary automobile	341,291	(2.1)	348,634	(0.2)	697,112
Compulsory automobile liability	118,556	0.1	118,389	21.4	234,789
Other	102,251	(2.8)	105,156	8.8	212,043

Total	752,046	(1.0)	760,000	4.2	1,528,005

Net premiums written

					(Yen in millions, %)

	For the six months ended

	September 30, 2003		September 30, 2002		For the year
					ended
	Amount	change	Amount	change	March 31, 2003

Fire and allied lines	80,511	2.1	78,892	11.5	172,118
Hull and cargo	28,752	5.6	27,238	8.6	57,073
Personal accident	65,903	(3.1)	68,006	0.9	122,441
Voluntary automobile	337,194	(2.0)	344,217	(0.2)	688,039
Compulsory automobile liability	130,070	45.5	89,425	56.2	215,938
Other	99,940	(5.5)	105,746	9.4	214,073

Total	742,373	4.0	713,526	7.8	1,469,685

Net claims paid

				(Yen in millions, %)

	For the six months ended

	September 30, 2003		September 30, 2002		For the year
					ended
	Amount	change	Amount	change	March 31, 2003

Fire and allied lines	26,329	(7.4)	28,432	(3.6)	62,045
Hull and cargo	19,506	50.5	12,960	(19.3)	29,531
Personal accident	25,514	(2.4)	26,145	(1.1)	52,138
Voluntary automobile	184,719	(0.4)	185,455	(4.6)	384,545
Compulsory automobile liability	47,786	28.1	37,296	7.5	76,057
Other	52,577	4.0	50,565	(2.3)	106,154

Total	356,432	4.6	340,855	(3.4)	710,473

Loss ratio

				(%)

	For the six months ended
				For the year
	September 30,	September 30,		ended
	2003	2002	Change	March 31, 2003

Fire and allied lines	34.1	37.6	(3.4)	37.4
Hull and cargo	71.0	51.0	20.0	54.9
Personal accident	41.5	41.7	(0.1)	46.5
Voluntary automobile	59.6	58.4	1.3	60.2
Compulsory automobile liability	43.0	50.0	(7.1)	41.5
Other	55.5	50.6	4.9	52.3

Total	52.2	52.0	0.2	52.3

Loss ratio=(Net claims paid+Loss adjustment expenses)/Net premiums written×100

Non-Consolidated Interim Balance Sheets

					(Yen in millions, except percentages)

	As of September 30, 2003		As of September 30, 2002			As of March 31, 2003
					Increase/
	Amount	Ratio	Amount	Ratio	Decrease	Amount	Ratio

		%		%			%
Assets
Cash, deposits and savings	375,197	5.37	452,110	6.40	(76,913)	235,157	3.43
Call loans	548,100	7.84	526,400	7.45	21,700	439,800	6.41
Monetary receivables bought	70,220	1.00	75,000	1.06	(4,779)	78,948	1.15
Money trust	26,629	0.38	44,337	0.63	(17,708)	43,589	0.64
Securities	4,585,362	65.60	4,555,163	64.44	30,199	4,495,726	65.50
Loans	627,407	8.98	585,455	8.28	41,951	648,603	9.45
Property and equipment	273,008	3.91	282,543	4.00	(9,534)	271,968	3.96
Other assets	500,027	7.15	564,071	7.98	(64,044)	601,976	8.77
Deferred tax assets	—	—	—	—	—	63,060	0.92
Customers’ liabilities under acceptances and guarantees	14,637	0.21	25,543	0.36	(10,906)	20,408	0.30
Reserve for bad debts	(30,455)	(0.44)	(41,850)	(0.59)	11,394	(35,221)	(0.51)

Total assets	6,990,135	100.00	7,068,776	100.00	(78,641)	6,864,017	100.00

Liabilities
Underwriting funds	4,386,205	62.75	4,327,122	61.21	59,082	4,299,686	62.64
Outstanding claims	541,255		527,849			538,127
Underwriting reserves	3,844,949		3,799,273			3,761,559
Bonds issued	110,000	1.57	110,000	1.56	—	110,000	1.60
Other liabilities	645,299	9.23	763,688	10.80	(118,389)	676,139	9.85
Reserve for retirement benefits	159,216	2.28	164,680	2.33	(5,463)	161,580	2.35
Reserve for employee’s bonuses	18,702	0.27	17,625	0.25	1,077	14,618	0.21
Reserve under the special law	54,971	0.79	42,741	0.60	12,230	49,027	0.71
Reserve for price fluctuation	54,971		42,741			49,027
Deferred tax liabilities	21,224	0.30	308	0.00	20,916	—	—
Acceptances and guarantees	14,637	0.21	25,543	0.36	(10,906)	20,408	0.30

Total liabilities	5,410,258	77.40	5,451,710	77.12	(41,451)	5,331,461	77.67

Stockholders’ equity
Common stock	101,994	1.46	101,994	1.44	—	101,994	1.49
Capital surplus	38,782	0.55	38,782	0.55	—	38,782	0.57
Additional paid-in capital	38,782		38,782			38,782
Retained earnings	670,103	9.59	756,022	10.70	(85,918)	774,605	11.29
Surplus reserve	63,211		49,431			49,431
Voluntary reserve	520,162		602,279			602,279
Interim unappropriated retained earnings	86,729		104,311			122,894
Unrealized gains on investments, net of taxes	768,995	11.00	720,266	10.19	48,728	617,173	8.99

Total stockholders’ equity	1,579,877	22.60	1,617,066	22.88	(37,189)	1,532,556	22.33

Total liabilities and stockholders’ equity	6,990,135	100.00	7,068,776	100.00	(78,641)	6,864,017	100.00

Non-Consolidated Interim Statements of Income

				(Yen in millions)

	For the six months ended September 30,
				For the year ended
	2003	2002		March 31, 2003
			Increase/
	Amount	Amount	Decrease	Amount

Ordinary income and expenses
Ordinary income	931,618	1,007,757	(76,138)	1,949,043
Underwriting income	876,716	842,352	34,364	1,738,486
Net premiums written	742,373	713,526	28,847	1,469,685
Deposit premiums from policyholders	106,697	100,518	6,178	212,989
Investment income on deposit premiums from policyholders	27,584	28,253	(668)	55,687
Reversal of underwriting reserves		—
Investment income	44,735	154,355	(1,096,620)	189,957
Interest and dividends received	46,719	61,373	(14,654)	116,286
Profit on sales of securities	18,698	115,394	(96,695)	119,345
Transfer of Investment income on deposit premiums from policyholders	(27,584)	(28,253)	668	(55,687)
Other ordinary income	10,166	11,048	(882)	20,599
Ordinary expenses	856,900	887,205	(30,304)	1,790,914
Underwriting expenses	723,879	715,675	8,203	1,473,097
Net claims paid	356,432	340,855	15,577	710,473
Loss adjustment expenses	31,188	30,128	1,060	57,703
Agency commissions and brokerage	118,786	120,101	(1,314)	239,445
Maturity refunds to policyholders	128,273	157,238	(28,965)	424,774
Dividends to policyholders	30	33	(3)	58
Provision for outstanding claims	3,128	15,969	(12,840)	26,247
Provision for underwriting reserves	83,390	48,591	34,798	10,876
Investment expenses	3,967	36,136	(32,168)	55,460
Loss on sales of securities	720	3,785	(3,065)	8,088
Loss on revaluation of securities	903	24,520	(23,616)	42,927
Underwriting and general administrative expenses	127,794	133,037	(5,243)	258,196
Other ordinary expenses	1,258	2,355	(1,096)	4,160
Ordinary profit	74,718	120,552	(45,833)	158,128

Extraordinary gains and losses
Extraordinary gains	370	6,331	(5,961)	10,277
Extraordinary losses	11,657	7,162	4,495	24,360
Provision for reserve under the special law	5,944	6,134	(190)	12,420
Provision for reserves for price fluctuation	5,944	6,134	(190)	12,420
Devaluation losses on investments in affiliates	4,275	—	4,275	—

Income before income taxes	63,431	119,721	(56,290)	144,045
Income taxes — current	22,028	68,386	(46,358)	79,254
Income taxes — deferred	(1,487)	(27,358)	25,871	(32,485)

Net income	42,890	78,693	(35,803)	97,277

Unappropriated retained earnings at beginning of	43,839	73,409	(29,570)	73,409
Dividends paid for the six months	—	39,827	(39,827)	39,827
Provision for legal reserve for dividend payments	—	7,965	(7,965)	7,965
Unappropriated retained earnings at end of	86,729	104,311	(17,582)	122,894

Important Notes for the Compilation of Interim Financial Statements

1.     Securities Valuation Standards and Valuation Methods
(1) Investments in subsidiaries and affiliates are stated at cost determined by the moving-average method.
(2) Securities other than trading securities, held-to-maturity debt securities and investments in subsidiaries and affiliates (hereinafter referred to as “other securities”) with market value are stated at quoted price as of the end of the six months.
Unrealized gains on the securities are included in stockholders’ equity, net of income taxes, and costs of securities sold are determined based on the moving-average method.
(3) “Other securities” with no market value are stated at cost or amortized cost (straight-line method) determined by the moving-average method.
(4) The valuation of the securities held in individually managed money trusts that invest in securities mainly for the purpose of trading, are accounted for by the market-to-market method.

2.     Derivatives Valuation Standards and Valuation Methods
Derivative financial instruments are accounted for by the mark-to-market method.

3.     Depreciation Method for Property and Equipment
Depreciation of property and equipment is computed by the declining balance method. However, depreciation of the buildings (excluding leasehold improvements and auxiliary facilities attached to buildings) which were acquired on or after April 1, 1998 is calculated by the straight-line method.
When applying the declining balance method, depreciation expense is accounted for by allocating the estimated annual depreciation expense at the point of the six months end in proportion to the length of the term.

4.     Reserve Accounting Standards
(1) Reserve for bad debts
In order to provide for losses from bad debts, reserve for bad debts is accounted for pursuant to the rules of asset self-assessment and asset write off and allowance as follows:
For claims to a debtor who is in formal bankruptcy or any other bankruptcy related proceedings such as a stay order from a clearing house, and for receivables from an insolvent debtor who is not involved in such formal proceedings, the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantee is reserved.
For claims to a debtor who is likely to be insolvent in the near future, the amount which is likely to be necessary considering the debtor’s overall situation, within the amount equal to the claims less the amount likely to be collected through collateral or applicable guarantees, is reserved.
For claims other than those described above, the amount of claims multiplied by the default rate, which is computed based on loss experience in certain previous periods, is reserved.
For overseas claims made, a reserve for specified overseas claims (including a reserve for overseas investment losses under Article 55-2 of the Special Taxation Measures Law) is provided considering possible losses arising from political or economic turmoil in foreign countries.
All claims are assessed by the asset management departments in accordance with the rules of asset self-assessment and then audited by the asset auditing departments, which are independent from those asset management departments. The Reserves for bad debts mentioned above are computed based on the results of this assessment.
(2) Reserve for retirement benefits
The reserve for retirement benefits is recognized and stated at the amount accrued at the end of the current six months, based on projected benefit obligation and the estimated pension funds at the end of the current fiscal year.
Prior service costs are accounted for as expenses at the time of occurrence using the straight-line method over a certain length of years (15 years) within the average remaining work period employees.
Actuarial differences are accounted for as expenses in the next period using the straight-line method over a certain length of years (15 years) within the average remaining employment period of employees.
(3) Reserve for employees’ bonuses
In order to prepare for employee bonus payments, Tokio Marine accrues for reserve for employees’ bonuses based on the estimated amount of payment.
(4) Reserve for price fluctuation
Tokio Marine provides reserves under Article 115 of the Japanese Insurance Business Law in order to provide for possible losses arising from price fluctuation of stock etc.

5.     Consumption tax
Consumption tax is accounted for by the tax-segregated method, except for loss adjustment expenses and underwriting and general administrative expenses.
The undeductible consumption tax in respect of assets is included in other assets (the suspense payments) and amortized evenly over five years.

6.     Lease transaction treatment method
Finance lease transactions other than those which are deemed to transfer the ownership of the leased property to lessees are accounted for by a method similar to that applicable to the ordinary operating lease transactions.

7.     Hedge accounting method
To mitigate interest rate fluctuation risks associated with long-term insurance policies, Tokio Marine engages in asset liability management (“ALM”) that controls the risks by evaluating and analyzing financial assets and insurance liabilities simultaneously. Interest rate swap transactions that are used to manage the risks are accounted for by the deferred method and hedge effectiveness is evaluated based on the industry-classified auditing committee bulletin No. 26 “Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, September 3, 2002)” (hereinafter, “Bulletin No. 26”). Hedge effectiveness evaluation is performed based upon a consideration of the interest rate as influenced by the theoretical stock price value calculation for both the hedged items and the hedging instruments. Further in respect of the deferred hedge profit at the end of the previous fiscal year arising under the industry-classified auditing committee bulletin No. 16 “Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance Industry (Japanese Institute of Certified Public Accountants, March 31, 2000)” that was applied prior to Bulletin 26 under the interim measures in Bulletin 26, this will be realized as a gain or loss using the straight-line method over the hedging instruments remainder period (1 to 17 years). Further under these interim measures the deferred hedge gain, at the end of this interim accounting period, is 106,000 million yen and the realized gain for the same period is 8,972 million yen.
Tokio Marine applies deferred hedge accounting to interest rate swap transactions used to control interest rate risk of bonds issued. Hedge effectiveness is evaluated by comparative analysis of change in market value of the hedging instruments and the related hedged items.

8.     Tax effect accounting items
Income taxes-current and Income taxes-deferred for the current six months are calculated assuming additions to or deductions from the surplus reserve for contraction of fixed assets.

Notes to the Interim Balance Sheet

1.	The accumulated depreciation on property and equipment is 248,522 million yen and the advanced depreciation amount is 16,984 million yen. Further in this interim accounting period for property and equipment acquired on which premiums have been paid the advance depreciation amount from which the acquisition value has been deducted is 0 million yen.
2.	The set off amount for consumption tax related to gains and for deductible consumption tax related to equity has been accounted for as other liabilities and the non-deductible amount has been accounted for as other equity.
3.	Assets pledged as collateral are securities 250,102 million yen and deposits 597 million yen. Amongst these, the margins on securities pledged as a substitute for futures trading are 57,622 million yen and securities pledged for settlement of the current account of Bank of Japan and Real-Time Gross Settlement System for government bonds are 131,665 million yen.
Further secured debts are payment reserves 1,107 million yen, liability reserves 20,143 million yen and other liabilities 135 million yen.
4.	Where among the subsidiaries, the amount of net assets has been reduced to below the fixed amount, or where the amount of liquid assets required to pay debts is insufficient, a support agreement promising to provide funds to each company has been entered into. The amount of debt for each of these companies at the end of this interim accounting period under these agreements is as set forth below:

Tokio Marine Financial Solutions Ltd.	93,305 million yen
Tokio Marine Global Re Limited	22,728 million yen
Tokio Millennium Re Ltd.	4,739 million yen

Total	120,773 million yen

These agreements do not guarantee payment of each company’s liabilities and at the end of this interim accounting period each company’s net amount of assets is being maintained above the fixed amount and there has been no insufficiency of liquid assets.

5.	Total amount of loans to borrowers in bankruptcy, past due loans, accruing loans contractually past due for 3 months or more, and restructured loans is 54,048 million yen. The breakdown is as follows:

(1)	The amount of loans to borrowers in bankruptcy is 6,961 million yen.
Loans are generally placed on non-accrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent non-accrual loans after the partial write-off for the position are deemed uncorrectable, which are defined in Article 96, Paragraph 1, Subparagraphs 3 Items 1 through 5 and Subparagraph 4 of the Enforcement Ordinance for the Corporation Tax Law (Cabinet Order No. 97 of 1965).
(2)	The amount of past due loans is 39,334 million yen.
Past due loans are non-accrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.
(3)	The amount of loans contractually past due for 3 months or more is 158 million yen.
Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.
(4)	The amount of restructured loans is 7,594 million yen.
Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

6.	Gains or losses under hedge instruments are netted and accounted for as deferred hedge and included in other liabilities. Further the amounts of gross gains and loss on deferred hedge are 89,417 million yen and 172,752 million yen respectively.

7.	Loaned securities totaled 213,739 million yen.

8.	The balance of the commitments unused in respect of loan commitments is as follows:

Loan commitments total	7,150 million yen
The balance of loans in force	—

Total	7,150 million yen

9.     On April 1, 2003, the life insurance subsidiary management business were transferred to Millea Holdings, and our wholly owned subsidiary, The Tokio Marine Life Insurance Company, Limited became a direct subsidiary of Millea Holdings. On the same day, the Asian insurance subsidiary management business was also transferred to Millea Holdings.
As a result of the accounting treatment pursuant to “Accounting for Division of Corporations” (Japanese Institute of Certified Public Accountants, March 31, 2001) for the above transactions, the amount of securities and retained earnings decreased 43,395 million yen and 43,391 million yen respectively.

(Interim Statements of Income Related)
Included in extraordinary loss is merger related expenses totaling 1,028 million yen.

Lease transactions

1.	Finance leases other than which are deemed to transfer the ownership of the leased assets to lessees

(1)	Amounts equivalent to acquisition cost, accumulated depreciation and year end balance are as follows:

(Yen in millions)

	For the six months ended						For the year ended

	September 30, 2003			September 30, 2002			March 31, 2003

	Acquisition	Accumulated	Balance	Acquisition	Accumulated	Balance	Acquisition	Accumulated	Balance
	Cost	depreciation	at end	Cost	depreciation	at end	Cost	depreciation	at end

Movables	15,205	10,095	5,110	19,423	11,887	7,536	16,264	10,088	6,176

Acquisition cost includes interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

(2)	Balance of future lease payment at end

			(Yen in millions)
	As at September 30, 2003	As at September 30, 2002	As at March 31, 2003

Due within one year	3,128	4,058	3,616
Due over one year	1,981	3,477	2,559

Total	5,110	7,536	6,176

Future lease payments include interest payable thereon because the balance of future lease payment at end represent insignificant proportion of total property and equipment asset at the end of respective period.

(3)	Lease payments and depreciation equivalent

			(Yen in millions)
	For the six months ended	For the six months ended	For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

Lease payments paid	2,471	2,615	4,875
Depreciation equivalent	2,471	2,615	4,875

(4)	Depreciation equivalent is computed using the straight line method with no residual value.

2.	Operating Leases

Future lease payments

			(Yen in millions)
	As at September 30, 2003	As at September 30, 2002	As at March 31, 2003

Due within one year	1	2	2
Due over one year	0	1	1

Total	1	4	3

Securities

1.	Bonds held to maturity with market value

None

2.	Investments in subsidiaries and affiliates with market value

None

3.	“Other securities” with market value

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Acquisition	Carrying		Acquisition	Carrying		Acquisition	Carrying
	cost	value	Difference	cost	value	Difference	cost	value	Difference

Bonds	1,885,819	1,912,604	26,784	1,852,245	1,926,356	74,110	1,993,604	2,146,827	153,222
Stocks	823,742	1,995,567	1,171,825	795,717	1,825,216	1,029,499	778,565	1,572,809	794,244
Foreign securities	234,118	235,596	1,477	275,685	298,847	23,162	250,056	264,950	14,893
Other	135,274	139,722	4,447	133,808	134,347	538	136,715	139,485	2,769

Total	3,078,955	4,283,490	1,204,535	3,057,456	4,184,767	1,127,311	3,158,942	4,124,072	965,130

Notes:	1.	“Other” include foreign mortgage securities which are presented as monetary receivables bought. The “Acquisition cost”, “Carrying value” and “Difference” of the foreign mortgage securities as of September 30, 2003 are 46,951 million yen, 48,902 million yen and 1,950 million yen, respectively.

2.	Impairment losses amounting to 243 million yen were recognized for “Other securities” with market value for the six months ended September 30, 2003.
Impairment loss is accounted for principally if market value of each security was lower than 70% of its book value at the end of the period.

4.	Carrying values of securities not valued at market value

(1)	Securities held to maturity

None

(2)	Investments in subsidiaries and affiliates

			(Yen in millions)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003

Stocks	2,708	32,967	32,469
Foreign securities	114,171	134,378	131,426

(3)	Other securities

			(Yen in millions)

	As of September 30, 2002	As of September 30, 2001	As of March 31, 2002

Bonds	—	—	—
Stocks	115,583	165,612	166,906
Foreign securities	52,426	38,541	37,809
Other	317,347	346,912	123,269

Note:	“Other” include foreign mortgage securities which are presented as monetary receivables bought and negotiable deposit which are presented as cash, deposits and savings.
The acquisition cost of the foreign mortgage securities and the negotiable deposits as of September 30, 2003 are 6,462 million yen and 245,000 million, respectively.

Money trust

1.	Money trusts held to maturity

None

2.	Money trusts other than that held to maturity or for trading purposes

(Yen in millions)

Period	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Acquisition	Carrying		Acquisition	Carrying		Acquisition	Carrying
Item	Cost	Value	Difference	Cost	Value	Difference	Cost	Value	Difference

Money trusts	—	—	—	45,414	44,237	(1,176)	44,058	43,489	(568)

Notes:	1.	There are no money trusts valued at market value.
	2.	There are money trusts amounting to 100 million yen, as at September 30, 2003, which are carried at their original cost.

Contract amount, fair value and unrealized gains and losses of derivative financial instruments

(1)  Foreign currency-related instruments

							(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Foreign exchange forwards
Short
USD	72,240	794	794	146,208	(2,092)	(2,092)	102,973	(1,018)	(1,018)
EUR	17,911	(77)	(77)	9,437	(222)	(222)	12,306	(202)	(202)
GBP	1,562	(1)	(1)	17,878	(614)	(614)	20,908	(766)	(766)
HKD	—	—	—	8,666	24	24	8,409	(96)	(96)
Long
EUR	12,582	(24)	(24)	14,487	302	302	7,618	91	91
USD	12,178	(392)	(392)	34,755	600	600	10,940	(0)	(0)
HKD	—	—	—	—	—	—	4,350	0	0
Currency swaps
Pay Foreign/ Rec. Yen
USD	36,493	3,940	3,940	46,863	(1,620)	(1,620)	46,349	1,750	1,750
AUD	20,000	(2,274)	(2,274)	—	—	—	20,000	(1,414)	(1,414)
Currency options
Short
Call
USD	—			8,320			—
	—	—	—	13	6	6	—	—	—
EUR	—			16,708			—
	—	—	—	53	49	3	—	—	—
GBP	—			6,491			—
	—	—	—	25	13	11	—	—	—
Put
USD	1,605			1,770			—
	5	6	(0)	10	0	10	—	—	—
EUR	—			567			—
	—	—	—	4	0	4	—	—	—
Long
Call
USD	—			4,972			—
	—	—	—	20	17	(2)	—	—	—
EUR	—			13,327			—
	—	—	—	85	105	20	—	—	—
GBP	—			4,836			—
	—	—	—	31	28	(2)	—	—	—
Put
USD	39,317			1,187			—
	184	486	301	9	0	(9)	—	—	—
GBP	16,335
	173	241	68

Total	230,226	2,698	2,333	336,476	(3,400)	(3,580)	233,857	(1,656)	(1,656)

Notes:	1.	The fair value of the foreign exchange forwards agreements and foreign currency swap agreements at end of period is based on the futures’ market price. The fair value of foreign currency options contracts at end of period is based on the option pricing model.

	2.	For foreign currency options, option premiums are shown beneath the contract amount of the option.

(2) Interest rate-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/	Unrealized	Contract	Market/	Unrealized	Contract	Market/	Unrealized
	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)

Market transactions:
Interest futures
Long	1,580	(1)	(1)	—	—	—	—	—	—
Short	32,779	147	147	—	—	—	—	—	—
Interest futures options
Long
Call	130,996			70,235			—
	24	39	(15)	20	35	(15)	—	—	—
Put	—			59,154			—
	—	—	—	6	0	5	—	—	—
Short
Call	145,198			70,235			—
	51	105	54	22	39	16	—	—	—
Put	25,256			59,461			—
	7	2	(4)	20	0	(19)	—	—	—
Over-the-counter transactions:
Interest rate swap
Pay.float/Rec.fix	1,940,180	103,728	103,728	1,834,445	164,186	164,186	1,918,055	188,890	188,890
Pay.fix/Rec.float	1,132,592	(35,584)	(35,584)	1,221,945	(60,500)	(60,500)	1,104,255	(67,817)	(67,817)

Total	3,408,583	68,438	68,324	3,315,477	103,761	103,673	3,022,310	121,073	121,073

Notes:	1.	The fair value of the interest rate future option transactions at the end of period is based on the closing price at major stock exchanges.

	2.	The fair value of the interest rate swap transactions at the end of period is calculated by discounting future cash flows to the present value based on the interest rate at the date.

	3.	Interest rate swaps to which hedge accounting is applied are as follows.

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/	Unrealized	Contract	Market/	Unrealized	Contract	Market/	Unrealized
	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)

Deferred hedge accounting in accordance with bulletin No. 16 under transitional treatment of bulletin No. 26	—	—	—	2,996,700	98,203	98,203	2,965,000	114,973	114,973
Deferred hedge accounting in accordance with bulletin No. 26	442,700	21,373	(28,121)	—	—	—	—	—	—
			49,495			—			—
Deferred hedge accounting in accordance with “Statement Concerning the Establishment of Accounting Standards on Financial Instruments (Business Accounting Deliberation Council, January 22, 1999)	50,000	3,707	3,707	54,300	5,285	5,285	50,000	6,099	6,099

Total	492,700	25,081	25,081	3,051,000	103,489	103,489	3,015,000	121,073	121,073

Deferred hedge gains on the balance sheets include the following.

			(Yen in millions)

	As of September 30, 2003	As of September 30, 2002	As of March 31, 2003

Balance of deferred hedge gains in accordance with bulletin No. 16 under transitional treatment of bulletin No. 26	56,505	—	—
Deferred gains which resulted from cancellation of derivatives for hedging purposes	1,748	2,190	1,970

Total	58,254	2,190	1,970

Bulletin No. 26: Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, September 3, 2002)

Bulletin No. 16: Tentative Accounting and Auditing Treatments related to Adoption of Accounting for Financial Instruments in the Insurance industry (Japanese institute of Certified Public Accountants, March 31, 2000)

(3) Equity-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market/	Unrealized	Contract	Market/	Unrealized	Contract	Market/	Unrealized
	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)	amount	Fair value	gain/(loss)

Market transactions:
Equity index futures
Short	13,952	269	269	14,386	278	278	13,631	632	632
Long	7,913	(319)	(319)	704	(39)	(39)	—	—	—
Equity index options
Short
Call	1,100			4,338			—
	25	20	5	31	19	12	—	—	—
Put	—			1,132			—
	—	—	—	14	6	7	—	—	—
Long
Call	1,460			7,148			—
	28	20	(7)	75	60	(14)	—	—	—
Put	—			246			—
	—	—	—	7	5	(2)	—	—	—

Over-the-counter transactions:
Equity options
Long
Call	171			171			171
	34	34	—	34	27	(6)	34	34	—

Total	24,598	25	(52)	28,128	358	234	13,803	666	632

Notes:	1.	The market value of the equity index futures and equity index options as of the end of period is based on the quoted final price of the primary stock exchanges. 7

	2.	The fair value of option contracts on individual equities is quoted from counter monetary facilities.

	3.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(4) Bond-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Market	Unrealized	Contract	Market	Unrealized	Contract	Market	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Market transactions:
Bond futures
Short	22,521	(358)	(358)	26,890	(21)	(21)	22,064	(30)	(30)
Long	20,746	574	574	15,224	112	112	—	—	—
Bond future options
Short
Call	6,562			14,672			—
	14	35	(20)	114	118	(3)	—	—	—
Put	1,326			2,721			—
	2	1	1	25	13	12	—	—	—
Long
Call	7,276			—			—
	20	39	18	—	—	—	—	—	—

Total	58,433	291	214	59,508	221	99	22,064	(30)	(30)

Notes:	1.	The market value of the bond futures and the bond options as of the end of period is based on the quoted final price at the primary stock exchanges.

	2.	For option contracts, the option premiums are shown below the respective contractual amount as of the commencement date.

(5) Weather-related instruments

							(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Weather derivatives
Short	1,743			141			31
	41	19	22	22	10	12	8	5	2

Total	1,743	19	22	141	10	12	31	5	2

Notes:	1.	The contract amount of option premiums is the amount as of the commencement date.

	2.	The option premiums are shown below the respective contractual amount as of the commencement date.

(6) Credit-related instruments

								(Yen in millions)

	As of September 30, 2003			As of September 30, 2002			As of March 31, 2003

	Contract	Fair	Unrealized	Contract	Fair	Unrealized	Contract	Fair	Unrealized
	amount	value	gain/(loss)	amount	value	gain/(loss)	amount	value	gain/(loss)

Over-the-counter transactions:
Credit derivatives
Short	2,118,860	(4,431)	(4,431)	1,261,270	(26,221)	(26,221)	1,900,124	(15,340)	(15,340)
Long	408,553	(5,363)	(5,363)	376,890	7,686	7,686	413,875	1,778	1,778

Total	2,527,414	(9,794)	(9,794)	1,638,160	(18,534)	(18,534)	2,313,999	(13,561)	(13,561)

Notes: The fair value of the credit derivative transactions at the end of period is calculated mainly using internal evaluation model.

(7) Commodity-related instruments

     None

Solvency margin ratio

			(Yen in millions, %)

	Six months ended
			For the year ended
	September 30, 2003	September 30, 2002	March 31, 2003

(A) Solvency Margin	3,034,731	3,177,183	2,912,620
Total Equities (excluding the amount to be paid-out, deferred assets and unrealized gains on securities)	730,870	896,739	811,382
Reserve for Price Fluctuation	54,971	42,741	49,027
Reserves for Catastrophic Risk	740,019	689,375	706,181
General Allowance for Bad Debts	4,187	8,071	7,618
Unrealized Gains on Investments before Tax	1,083,092	1,014,460	869,258
Unrealized Gains on Land	123,930	126,644	126,007
Subordinated Debt	—	—	—
Deduction	—	—	—
Others	297,659	399,151	343,144
(B) Risks Square Root of (R1[2] + (R2 + R3)2) and R4 + R5	574,006	561,122	535,633
General Insurance Risks (R1)	80,728	78,903	80,710
Assumed Interest Rate Risks (R2)	5,145	5,438	5,105
Asset Management Risks (R3)	279,361	290,671	257,181
Business Administration Risks (R4)	12,617	12,346	11,847
Catastrophic Insurance Risks (R5)	265,649	242,332	249,362
(C) Solvency Margin Ratio [(A)/(B)×1/2)]×100	1,057.4%	1,132.4%	1,087.5%

Note: Numbers are calculated based on Articles 86 and 87 of the Enforcement Regulation of the Insurance Business Law and relevant ordinance.

Solvency Margin Ratio

     Insurance companies make reserves for indemnity payment as well as for maturity refunds for deposit premiums, etc.

To maintain sufficient solvency, the reserves should be enough to meet the realization of risks exceeding their usual estimates such as catastrophe, large devaluation in their assets, etc.

     Solvency Marigin Ratio is a measure calculated by dividing Risks ((B) above) which indicate “risks which will exceed their usual estimates” by total Solvency Margin ((A) above), based on the Insurance Business Law and relevant ordinance.

“Risks which will exceed their usual estimates” mentioned above are as follows;

     (1)  Insurance Risks:

Risks of occurrence of claims which exceed underwriting reserve.

     (2)  Assumed Interest Rate Risks:

Risks of not being able to secure the assumed interest rate, which forms the basis of calculation for underwriting reserve.

     (3)  Asset Management Risks:

Risks of fluctuation in value, credit risks, risks arising form subsidiaries, derivative transaction risks and reinsurance risk & recovery of reinsurance risk

     (4)  Business Administration Risks:

Risks of occurrence of losses beyond anticipation in business administration

     (5)  Catastrophic Risks:

Risks of losses caused by natural catastrophes such as earthquake, storm, flood, etc.

The solvency margin of non-life insurance companies represents their capital, reserves such as reserves for price fluctuation and catastrophe reserve, unrealized gains on investment, unrealized gains on land, etc.

Solvency Margin Ratio is one of the objective measures utilized by the supervisory authority in overseeing insurance companies. The business of an insurance company will be generally considered sound if the solvency margin ratio is 200% or more.

Information on bad debts

		(Yen in millions except percentages)

	September 30, 2003	September 30, 2002	March 31, 2003

Loans to borrowers in bankruptcy (A)	6,961	13,508	7,262
Past due loans (B)	39,334	46,118	39,792
Accrueing loans contractually past due for 3 months or more (C)	158	416	413
Restructured loans (D)	7,594	7,794	7,180
Total bad debts (E)=(A)+(B)+(C)+(D)	54,048	67,836	54,649
Total Loans (F)	627,407	585,455	648,603
Bad debts to total loan ratio (G)=(E)/(F)×100	8.6%	11.6%	8.4%
Amount of collateral or applicable guarantees and reserve for bad debts (H)	49,665	61,760	49,660
Coverage ratio (I)=(H)/(E)×100	91.9%	91.0%	90.9%

Notes:	1.	Definition of each loan is as follows.

	(1)	Loans to borrowers in bankruptcy

Loans are generally placed on nonaccrual status when substantial doubt exists as to the ultimate collectibility of either principal or interest, if they are past due for certain period, or for other reasons. Loans to borrowers in bankruptcy represent nonaccrual loans after the partial write-off for the position are deemed uncollectible, which are defined in Article 96, Paragraph 1, Subparagraphs 3 and 4 of the Enforcement Ordinance for the Corporation Tax Law.

	(2)	Past due loans

Past due loans are nonaccrual status loans other than loans to borrowers in bankruptcy and loans for which interest payments are deferred in order to assist the financial recovery of borrowers in financial difficulties.

	(3)	Accrueing loans contractually past due for 3 months or more

Loans contractually past due for 3 months or more do not include loans classified as loans to borrowers in bankruptcy or past due loans.

	(4)	Restructured loans

Restructured loans are loans on which concessions (e.g. reduction of the stated interest rate, deferral of interest payment, extension of the maturity date, forgiveness of debt) are made to the borrowers in financial difficulties to assist them in their financial recovery, improving their ability to repay to the creditors. Restructured loans do not include loans classified as loans to borrowers in bankruptcy, past due loans or loans past due for 3 months or more.

	2.	“Amount of collateral or applicable guarantees and reserve for bad debts” equals to sum of the expected recovery by relevant guarantee and the specific valuation allowances.